ECOPETROL S.A.

Interim Unconsolidated Financial Statements

For the six-month periods ended June 30, 2013 and 2012
(unaudited) and the year ended December 31, 2012

ECOPETROL S.A.

Unconsolidated Balance Sheets

As at June 30, 2013 (unaudited) and December 31, 2012

(Expressed in millions of Colombian pesos)

	June 30,	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents (notes 2 and 3)	2,773,625	5,260,111
Investments (notes 2 and 4)	767,307	1,367,014
Accounts and notes receivable, net (notes 2 and 5)	6,444,633	4,512,756
Inventories, net (note 6)	2,326,607	2,393,400
Advances and deposits (notes 2 and 7)	5,600,702	4,306,331
Prepaid expenses (note 8)	80,676	70,490
Total current assets	17,993,550	17,910,102
Non-current assets:
Investments (notes 2 and 4)	28,245,109	18,651,177
Accounts and notes receivable, net (note 5)	1,572,514	1,562,097
Advances and deposits (notes 2 and 7)	175,429	163,532
Deposits held in trust (note 9)	312,984	323,665
Property, plant and equipment, net (notes 2 and 10)	18,129,412	22,935,477
Natural and environmental resources, net (notes 2 and 11)	15,488,365	15,694,807
Deferred charges (note 12)	2,950,436	3,327,021
Other assets (notes 2 and 13)	3,287,457	3,402,438
Valuations (note 20 )	10,269,344	16,677,664
Total assets	98,424,600	100,647,980
Liabilities and Shareholders’ Equity
Current liabilities:
Financial obligations (note 14)	118,064	574,712
Accounts payable and related parties (notes 2 and 15)	15,586,753	10,522,981
Taxes, contributions and duties payable (notes 2 and 16)	3,757,509	7,177,441
Labor and pension liabilities (notes 2 and 17)	212,583	207,037
Estimated liabilities and allowances (notes 2 and 18)	1,273,755	1,134,859
Total current liabilities	20,948,664	19,617,030
Non-current liabilities:
Financial obligations (notes 2 and 14)	5,833,187	4,900,907
Labor and pension liabilities (notes 2 and 17)	4,257,292	4,063,881
Taxes, contributions and duties payable (note 16)	476,494	476,494
Estimated liabilities and allowances (note 18)	4,187,209	4,227,341
Other long-term liabilities (note 19)	2,245,186	2,103,815
Total liabilities	37,948,032	35,389,468
Shareholders’ equity:
(Note 20 and see attached unconsolidated statement of changes in shareholders’ equity )	60,476,568	65,258,512
Total liabilities and shareholders’ equity	98,424,600	100,647,980
Memorandum accounts (note 21):
Debtor	141,851,795	131,388,436
Creditor	(128,623,429)	(109,085,671)

The accompanying notes are an integral part of the unconsolidated financial statements.

2

ECOPETROL S.A.

Unconsolidated Statements of Financial,

Economic, Social and Environmental Activity (unaudited)

For the six-month periods ended June 30, 2013 and 2012

(Expressed in millions of Colombian pesos, except for net earnings per share,

which are expressed in Colombian pesos)

	June 30, 2013	June 30, 2012
Sales (note 22):
Domestic sales	10,270,225	10,002,750
Foreign sales	19,824,291	20,238,684
Total revenues	30,094,516	30,241,434
Cost of sales (note 23)	18,159,318	16,274,648
Gross income	11,935,198	13,966,786
Operating expenses (note 24):
Administration	325,111	303,188
Operating and projects	1,557,706	1,583,444
Operating income	10,052,381	12,080,154
Non-operating income (expenses):
Financial income (expenses), net (note 25)	67,238	(258,597)
Pension expenses (notes 17 and 26)	(314,908)	(305,796)
Gain from inflation (note 27)	-	10,735
Other income (expenses), net (note 28)	190,259	8,332
Results from companies accounted under the equity method, net (note 29)	433,188	410,616
Income before income tax provision	10,428,158	11,945,444
Income tax provision (note 16)	3,678,669	3,926,913
Net income for the period	6,749,489	8,018,531
Net earnings per share	164,15	195,02

The accompanying notes are an integral part of the unconsolidated financial statements.

3

ECOPETROL S.A.

Unconsolidated Statements of Changes in Shareholders’ Equity (unaudited)

For the six-month periods ended June 30, 2013 and 2012

(Expressed in millions of Colombian pesos, except for dividends per share, which are expressed in Colombian pesos)

	Subscribed	Additional	Legal and	Incorporated	Equity		Public Accounting	Accumulated	Total
	and paid	paid-in	other	institutional	Method	Valuation	Regime	retained	Shareholders’
	capital	capital	reserves	equity	surplus	surplus	effect	Earnings	Equity

Balance as at December 31, 2011	10,279,175	6,788,144	9,179,411	174,080	4,358,294	9,479,961	(696,360)	15,448,333	55,011,038
Distribution of dividends ($300 per share)	-	-	-	-	-	-	-	(12,335,009)	(12,335,009)
Additional paid-in capital	-	9,648	-	-	-	-	-	-	9,648
Additional paid-in capital receivable	-	152,848	-	-	-	-	-	-	152,848
Valuation surplus	-	-	-	-	-	(121,908)	-	-	(121,908)
Valuation of property, plant and equipment	-	-	-	-	-	-	83	-	83
Legal reserve appropriation	-	-	187,958	-	-	-	-	(187,958)	-
Regulatory Decree 2336/95 reserve appropriation	-	-	1,829,362	-	-	-	-	(1,829,362)	-
Corporate Group unrealized gain reserve appropriation	-	-	2,123,538	-	-	-	-	(2,123,538)	-
Transportation infrastructure integrity strengthening reserve appropriation	-	-	605,135	-	-	-	-	(605,135)	-
Release of Corporate Group Companies’ unrealized profits reserve from previous years	-	-	(1,086,070)	-	-	-	-	1,086,070	-
Release of the dividend payment (shares issued in 2011) reserves	-	-	(449,904)	-	-	-	-	449,904	-
Release of the Regulatory Decree 2336/95 reserve from prior year	-	-	(96,695)	-	-	-	-	96,695	-
Equity method surplus exchange rate adjustment	-	-	-	-	(538,093)	-	-	-	(538,093)
Foreign subsidiary conversion adjustment	-	-	-	-	273,263	-	-	-	273,263
Net income for the period	-	-	-	-	-	-	-	8,018,531	8,018,531
Balance as at June 30, 2012	10,279,175	6,950,640	12,292,735	174,080	4,093,464	9,358,053	(696,277)	8,018,531	50,470,401
Balance as at December 31, 2012	10,279,175	6,954,247	12,292,735	174,080	3,923,893	16,677,664	(16,232)	14,972,950	65,258,512
Distribution of dividends ($291 per share)	-	-	-	-	-	-	-	(11,964,959)	(11,964,959)
Additional paid-in capital receivable	-	10	-	-	-	-	-	-	10
Valuation surplus	-	-	-	-	-	(6,408,320)	-	-	(6,408,320)
Valuation of property, plant and equipment	-	-	-	-	-	-	1,141	-	1,141
Regulatory Decree 2336/95 reserve appropriation	-	-	215,406	-	-	-	-	(215,406)	-
Corporate Group unrealized gain reserve appropriation	-	-	3,461,742	-	-	-	-	(3,461,742)	-
New explorations reserve appropriation	-	-	2,595,111	-	-	-	-	(2,595,111)	-
Investment projects implementation reserve appropriation	-	-	2,628,878	-	-	-	-	(2,628,878)	-
Infill drilling campaign reserve appropriation	-	-	1,260,000	-	-	-	-	(1,260,000)	-
Release of Corporate Group's unrealized profits reserve from previous years	-	-	(2,595,111)	-	-	-	-	2,595,111	-
Release of the transportation infrastructure integrity strengthening reserve	-	-	(605,135)	-	-	-	-	605,135	-
Release of the Regulatory Decree 2336/95 reserve from prior year	-	-	(1,829,362)	-	-	-	-	1,829,362	-
Release of the Corporate Group's reserve for unrealized gains	-	-	(2,123,538)	-	-	-	-	2,123,538	-
Equity method surplus exchange rate adjustment	-	-	-	-	909,944	-	-	-	909,944
Foreign subsidiary conversion adjustment	-	-	-	-	5,930,751	-	-	-	5,930,751
Net income for the period	-	-	-	-	-	-	-	6,749,489	6,749,489
Balance as at June 30, 2013 (note 20)	10,279,175	6,954,257	15,300,726	174,080	10,764,588	10,269,344	(15,091)	6,749,489	60,476,568

The accompanying notes are an integral part of the unconsolidated financial statements.

4

ECOPETROL S.A.

Unconsolidated Statements of Cash Flows (unaudited)

For the six-month periods ended June 30, 2013 and 2012

(Expressed in millions of Colombian pesos)

	June 30, 2013	June 30, 2012
Cash flow from operating activities:
Net income for the period	6,749,489	8,018,531
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax, net	151,775	126,168
Depreciation of property, plant and equipment	650,829	624,743
Amortizations:
Natural resources	1,550,506	1,316,633
Facility abandonment	182,232	192,828
Pension liabilities for health and education	195,055	191,335
Intangibles	148,392	145,574
Deferred charges	38,925	85,935
Deferred monetary correction, net	-	(10,735)
Provisions:
Accounts receivable	26,656	11,701
Inventories	3,381	-
Property, plant and equipment	1,182	19,168
Legal disputes and proceedings	24,981	191,128
Pension transfer	157,687	294,456
Other	13	-
Recovery of provisions:
Accounts receivable	(1,974)	-
Inventories	-	(2,735)
Property, plant and equipment	(37,554)	(3,605)
Abandonment costs	(3,669)	(134,970)
Legal disputes and proceedings	(1,381)	(135,247)
Other	(21,032)	(6,170)
Properties, plant and equipment write-off	11,450	114
Reduction in natural resources and environment	19,438	3,490
Equity method income	(433,189)	(410,616)
Net changes in asset and liability transactions:
Account receivables	(1,835,583)	220,308
Inventories	15,927	(316,743)
Deferred and other assets	(96,475)	395,143
Accounts payable and related parties	(223,196)	1,696,227
Tax payable	(3,011,907)	(3,387,502)
Labor and pension obligations	3,902	(14,263)
Estimated liabilities and allowances	81,177	(68,885)
Other long-term liabilities	(67,001)	(114,659)
Net cash generated by operation activities	4,280,036	8,927,352
Cash flow from investing activities:
Increase in investments	(5,355,770)	(7,315,711)
Redemption and sale of investments	7,924,253	6,858,221
Investment in natural and environmental resources	(1,863,039)	(1,551,182)
Additions to property, plant and equipment	(975,774)	(2,026,055)
Proceeds of sale of property, plant and equipment	102,790	-
Net cash used in investing activities	(167,540)	(4,034,727)
Cash flow from financing activities:
Financial obligations	224,534	(245,302)
Capitalizations	10	-
Dividends, net	(6,823,526)	(4,887,235)
Net cash used in financing activities	(6,598,982)	(5,132,537)
Net (decrease) increase in cash and cash equivalents	(2,486,486)	(239,912)
Cash and cash equivalents at the beginning of the period	5,260,111	4,303,043
Cash and cash equivalents at the end of the period	2,773,625	4,063,131

The accompanying notes are an integral part of the unconsolidated financial statements

5	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

For the six-month periods ended June 30, 2013 and 2012, and the year ended December 31, 2012

(Amounts expressed in millions of Colombian pesos, except for values stated in other currencies, exchange rates and earnings per share, which are expressed in Colombian pesos)

(1)	Economic Entity and Principal Accounting Policies and Practices

Reporting Entity

Ecopetrol S.A., (hereinafter Ecopetrol or the Company) was constituted by Act 165 of 1948 and transformed through Extraordinary Decree 1760 of 2003 (as amended by Decree 409 of 2006) and Act 1118 of 2006 into a state-owned stock company and then into a Government-private entity of a commercial nature, at the national level, linked to the Ministry of Mines and Energy, with an indefinite life term. Ecopetrol’s corporate purpose is the development, in Colombia or abroad, of commercial or industrial activities arising from or related to the exploration, production, refining, transportation, storage, distribution, and selling of hydrocarbons, their by-products and associated products, as well as subsidiary operations, connected or complementary to these activities, in accordance with applicable regulations. Ecopetrol’s main domicile is Bogota, Colombia and it may establish subsidiaries, branches and agencies in Colombia or abroad.

Pursuant to Transformation Decree 1760 of 2003, the whole administration of the Colombian Nation’s hydrocarbon reserves, as well as the administration of non-strategic assets represented by stocks and shares in companies, were spun-off from Ecopetrol. Furthermore, Ecopetrol’s basic structure was changed and two entities were created: a) the Agencia Nacional de Hidrocarburos (ANH) was created to issue and develop Colombian oil policies from that point forward (formerly the responsibility of Ecopetrol), and b) Sociedad Promotora de Energía de Colombia S.A., which received the non-strategic assets owned by Ecopetrol.

Act 1118 of December 27, 2006 changed the legal nature of Ecopetrol S.A. and authorized the Company to issue shares to be placed on the market and acquired by Colombian individuals or legal entities. Once the shares corresponding to 10.1% of the authorized capital were issued and placed, at the end of 2007, the Company became a public-private entity of a commercial nature, at the national level, related to the Ministry of Mines and Energy.

Ecopetrol entered into a deposit agreement with JP Morgan Chase Bank, N.A., acting as custodian, for the issuance of ADSs evidenced by ADRs. Each of the ADSs represents 20 of Ecopetrol’s common shares or the right to receive 20 common shares of Ecopetrol.

On September 12, 2008, Ecopetrol submitted an application to the Securities and Exchange Commission (SEC) to register and list the Company’s ADSs evidenced by ADRs on the New York Stock Exchange (NYSE). The Company’s ADSs began trading on the NYSE under the “EC” symbol on September 18, 2008.

On December 3, 2009 the National Oversight Commission for Entities and Securities of Peru (from Spanish Comisión Nacional Supervisora de Empresas y Valores del Perú-CONASEV) approved the listing of Ecopetrol’s ADRs on the Lima Stock Exchange and the registration of such securities with the Public Registry of the Securities Market. The ADRs began trading on the Lima Stock Exchange on December 4, 2009, in the Peruvian market under the “EC” symbol.

On August 13, 2010, Ecopetrol began trading its ADRs on the Toronto Stock Exchange – Canada. Thus, Ecopetrol became the first Colombian company listed on the Toronto Stock Exchange.

6	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Between July 27 and August 17, 2011, Ecopetrol carried out the second tier of the public offering, authorized by Act 1118 of 2006. As a result of this process, 644,185,868 common shares were placed at a nominal price of $3,700 per share, for a total amount of $2,383,488. The common shares were registered with the National Registry of Securities and Issuers in accordance with Decree 2555 of 2010. After this, the Colombian Nation’s equity participation in Ecopetrol was 88.49%.

Principal Accounting Policies and Practices

The National Accounting Office (from Spanish Contaduría General de la Nación - CGN) ) adopted the Government Accounting Regime (from Spanish Regimen de Contaduría Publica - RCP) in September 2007, defining its configuration, scope and application. Pursuant to CGN’s Communication No. 20079-101345 of September 28, 2007, the RCP went into effect for Ecopetrol on January 1, 2008.

Basis of Presentation

The preparation of these unconsolidated financial statements was carried out under accounting standards and principles for Colombian Government entities issued by the CGN and other legal provisions. These principles may differ in certain respects from those established by other standards and other control authorities and CGN concepts on specific matters prevail over other regulations.

The accrual method was applied for the accounting recognition of financial, economic, environmental and social aspects.

A structure was established in accordance with the rules for the inspection, supervision, and/or control of Ecopetrol, to define the accounting treatment of operations not covered by the CGN. The structure involves: i) Principal and permanent inspection, supervision, and control: Superintendence of Domiciliary Public Services; ii) Residual control: Superintendence of Corporations and iii) concurring control: Superintendence of Finance, regarding the activities of the Company in its capacity as issuer in the stock market. International Financial Reporting Standards (IFRS) are applied to define regulatory differences, while accounting standards under Generally Accepted Accounting Principles in the United States (US GAAP) are applied for accounting issues related to crude oil and natural gas activities.

The basic unconsolidated financial statements defined by the CGN comprise the Balance Sheet, the Statement of Financial, Economic, Social and Environmental Activity, the Statement of Changes in Shareholders’ Equity and the Statement of Cash Flows. The notes to the unconsolidated financial statements are an integral part thereof.

These unconsolidated financial statements do not consolidate the assets, liabilities, equity or income in subordinated companies. Investments recorded in those companies are recognized using the equity method. The annual unconsolidated financial statements are submitted to the General Shareholders’ Meeting and are the basis for dividend distribution and other appropriations; however, pursuant to legal requirements, the Company must also submit consolidated financial statements to the General Shareholders’ Meeting for approval every year.

Materiality Criterion

An economic fact is material whenever, due to its nature, amount and surrounding circumstances, the knowledge or ignorance of it, may significantly alter the economic decisions of users of such financial information.

7	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

As set forth by the RCP, the information disclosed in the financial statements and financial accounting reports must cover the main affairs of the Government accounting entity in a way that must be significantly close to the truth, so that it is relevant and reliable for decision-making purposes or the required evaluations , based on accounting information objectives. Materiality depends on the nature of the facts or the magnitude of the amounts disclosed or not disclosed.

The unconsolidated financial statements include specific headings in accordance with legal requirements or for elements representing 5% or more of total assets, current assets, total liabilities, current liabilities, working capital, equity and income, as appropriate. In addition, lower amounts are shown when they are deemed to contribute to a better interpretation of financial information.

Use of Estimates

The preparation of unconsolidated financial statements requires that the Company’s Management make estimates and assumptions that could affect the recorded amounts of assets, liabilities, income and explanatory notes to the unconsolidated financial statements. These estimates are carried out in accordance with technical criteria, judgment and premises pursuant to regulations and current legal provisions. Current market value may be different from those estimates.

Foreign Currency Transactions

Foreign currency transactions are recognized in accordance with applicable regulations and recorded at the appropriate exchange rates on the transaction date. Balances denominated in foreign currency are expressed in Colombian pesos at the representative market exchange rates at the end of each period.

The exchange differences resulting from assets adjustments iare recorded in income; exchange differences from adjustments in liabilities are applied to the related assets until they are ready for use or sale; the adjustment is subsequently charged to income. .

According to decree 4918 of December 26, 2007, from the Ministry of Trade, Industry and Tourism, the exchange difference originated in variable income investments in subordinated companies abroad is recorded as higher or lower value of the shareholder’s; equity when investments are effectively made this value affects the income for the period.

During the course of its oil industry activities, the Company can freely deal in foreign currencies, provided that it complies with the provisions of the Colombian exchange rate regime.

Joint Venture Contracts

Joint venture contracts are entered into between Ecopetrol and third parties in order to share the risk, ensure capital, maximize operating efficiency and optimize the recovery of reserves. In these joint ventures, one party is designated as the operator and each party takes its share of the hydrocarbons (crude oil or gas) produced according to its participation in production. When Ecopetrol participates as a non-operator partner, it records the assets, liabilities, revenues, costs and expenses based on information reported by the operators. When Ecopetrol is the operator of the joint venture contract, it records 100% of the assets, liabilities, revenues, costs and expenses, recording on a monthly basis the distribution according to the participation interests of each partner into the applicable line items corresponding to assets, liabilities, expenses, costs and revenues for the associate.

Cash and Cash Equivalents

Cash and cash equivalents are represented by negotiable investments with maturity dates within ninety (90) days following their acquisition, and are recorded as liquidity management investments.

8	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Cash from joint operations in which the Company is the operating partner corresponds to advances from partners according to their contractually agreed participation percentages, and funds are managed in a joint operation exclusive - use bank account.

Derivative Financial Instruments

The Company enters into hedging agreements to hedge against international fluctuations in crude-oil, product prices and exchange rates. The difference between negotiated value and market value generated under hedging operations is recognized as financial income or expense in the statements of financial, economic, social and environmental activities. Ecopetrol does not use these financial instruments for speculative purposes.

Investments

The investments are classified as: i) Liquidity Management Investments, ii) Investments for Policy Purposes and iii) Equity Investments.

i.	Liquidity management investments correspond to resources invested in debt and participative securities with the objective of obtaining profits through short-term price fluctuations. Their initial recording corresponds to their historical cost and they are updated based on valuation methods issued by the Colombian Finance Superintendency.

ii.	Investments for policy purposes are made up of national or foreign debt securities acquired in compliance with the macroeconomic or internal policies of the entity, which include investments held through their maturity date and those available for sale, the latter being those which are kept for at least one (1) year, as of the first day on which they were classified for the first time, or when they were reclassified.

Investments held to maturity are updated based on the internal rate of return (IRR) as set out in the methodology adopted by the Colombian Finance Superintendency, and the investments for the purpose of macroeconomic policy and available for sale must be updated based on the methodology adopted by the Colombian Finance Superintendency for tradable investments.

iii.	Equity investments are classified as being in controlled and uncontrolled entities. Equity investments in controlled entities are recognized at their acquisition cost whenever it is lower than the intrinsic value; otherwise, they are recognized at the intrinsic value and the difference between the purchase price and the intrinsic value corresponds to goodwill.

Their values are updated using the equity method, as established in CGN Resolution 145 of 2008.

Investments in entities in which Ecopetrol and/or its subsidiaries exert significant influence are recorded using the equity method.

Significant influence is defined as the power that the entity has, regardless of whether the percentage of ownership is 50% or lower, to participate in setting and directing the financial and operational policies of another entity for the purpose of obtaining profits from that entity.

Significant influence may be present in one or more of the following ways:

•	Representation on the Board of Directors or equivalent governing body of the associated entity;
•	Participation in policy-making processes;
•	Significant transactions between the investor and the associated entity;
•	Exchange of officers; or
•	Supplying essential technical information.

9	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Non-strategic equity investments in uncontrolled entities (see note 4) include low or minimum tradability securities, or shares not listed on any stock exchange. They do not enable any type of control or significant influence and are recognized at historical cost; their change in value arises from periodically comparing the cost of the investment to its intrinsic value or its value on the stock market.

Equity variations originated in the adjustment for conversion of the controlled entity are recognized as surplus by the equity method, notwithstanding that the subaccount may show a debit balance; the above in compliance with Resolution 193 of July 27, 2010 issued by the National Accounting Office.

Accounts and Notes Receivable and Allowance for Doubtful Accounts

Debts owed to the Company are recorded at their original amount or at the value accepted by the debtor, subject to periodic updating according to legal provisions in force, or according to agreed contractual terms.

The accounts receivable provision is reviewed and updated periodically based on the age of the balances and the recovery analysis of individual accounts. The Company carries out the necessary administrative and legal steps to recover overdue accounts receivable and to collect interest from clients who do not comply with payment policies.

Accounts and notes receivable are only written-off against the allowance when there is reasonable legal or material certainty of the total or partial loss of the incorporated or represented right.

Related Parties

Assets, liabilities and transactions with companies belonging to the Ecopetrol Business Group are presented as Related Parties.

Inventories

Inventories include goods that are extracted, in progress, transformed and acquired for any reason, for the purpose of being sold, transformed and consumed in the production process, or as part of services delivered. Ecopetrol uses the perpetual inventory system.

Inventories are recorded at historical cost or at purchase cost, including direct and indirect charges incurred to prepare the inventory for sale or production.

The appraisal of inventories is measured using the weighted average method, taking into account the following parameters:

•	Inventories of oil produced by the Company, at average production cost;
•	Crude oil purchases, at acquisition costs, including transportation and delivery costs incurred;
•	Inventory of finished products, at total production costs;
•	Inventory of products in progress, at production costs; and
•	Inventory of raw materials, at weighted average cost.

Raw materials and supplies in joint ventures are controlled by the operator and reported in a joint account at the acquisition cost (recorded in the original currency at average costs). Inventory consumption is charged to the joint venture as cost, expense or investment, as appropriate.

Furthermore, inventories are appraised at the lower value of market cost or average cost, and inventories in-transit are appraised at actual cost incurred. At the end of the fiscal year allowances are calculated to take into account impairment, obsolescence, excess, slow movement or loss of market value.

10	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Properties, Plant and Equipment and Depreciation

Properties, plant and equipment are recorded at inflation-adjusted historical cost until 2001. This cost includes financial expenses and the exchange rate difference for foreign currency acquisition until commissioning of the asset, as well as financial revenues from the unused portion of financial obligations acquired to finance investment projects. When an asset is sold or disposed of, the adjusted cost and accumulated depreciation are written-off and any gain or loss is recorded in the year’s results.

Depreciation is calculated on the total acquisition cost using the straight-line method, based on the assets’ useful life which is periodically reviewed. Annual depreciation rates are as follows:

%

Buildings and pipelines	5

Plant and equipment	10

Transportation equipment	20

Computation equipment	33.3

Disbursements for maintenance and repairs are recorded as expenses. Significant disbursements that improve efficiency of an asset or extend its useful life are capitalized as an increase in the value of that asset.

The value of property, plant and equipment is subject to periodic revaluation by comparing the net book value with the value determined through technical appraisals. When the value of an asset’s technical appraisal is greater than its net book cost, the difference is recorded as an asset valuation and credited to the surplus account for equity valuation; otherwise it is recorded as an allowance for devaluations and charged to results.

Upon termination of an association contract, Ecopetrol receives, at no cost, the property, plant equipment, materials and amortizable oil investments belonging to the associate. This transaction does not affect Ecopetrol’s results.

Natural and Environmental Resources

Ecopetrol follows the successful-efforts method of accounting for investments in oil exploration and production or development expenses. Geological and geophysical studies are recorded in expenses as they are incurred. Acquisition and exploration costs are capitalized until it is determined whether the exploration drilling was successful or not. If they are not successful, all of the costs incurred are charged to expenses. When a project is approved for development, the accumulated value of the acquisition and exploration costs are classified in the oil investment account. Capitalized costs also include asset retirement costs. Asset and liability balances related to asset retirement costs are updated every year. Production and support equipment is accounted for on a cost basis and is included in property, plant and equipment subject to depreciation.

Oil investments are amortized by applying the amortization factor to technical units of production and proven developed reserves per field, royalty-free, estimated as at December 31 of the immediately preceding year. The amortization charged to results is adjusted at the end of December, recalculating the DD&A (Depletion, Depreciation and Amortization) as of January 1 of the current year, based on the reserve study updated at the end of the current year.

11	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

In the same way that it receives property, plant and equipment upon termination of an association contract, Ecopetrol receives, at no cost, the associate’s amortizable oil investments.

Ecopetrol S.A. has established a corporate process for reserves led by the Reserves Directorate, which reports directly to the Vice-President of Corporate Finance. The reserves are audited by internationally recognized external consultants and approved by the Company’s Reserves Committee. Proven reserves consist of the estimated quantities of crude oil and natural gas demonstrated with reasonable certainty by geological and engineering data to be recoverable in future years from known reserves under existing economic and operating conditions, that is, at the prices and costs that apply at the date of the estimate.

Since Ecopetrol became an issuer on the Colombian Stock Exchange (BVC, per its acronym in Spanish) and the NYSE, the Company has applied the methodology approved by the SEC for estimating reserves. Under this methodology the reference price is the arithmetic average of the BRENT price for crude oil over the past twelve (12) months.

When it is determined that a well located in the exploration zone does not have proven reserves, it is classified as dry or non-commercial, and the accumulated costs of such well are taken to expenses in the same year in which this is determined.

Estimating hydrocarbons reserves is subject to several uncertainties inherent to the determination of proven reserves, the production recovery rates, the timeliness in making the investment to develop oilfields and the degree of maturity of fields.

Pursuant to the provisions of Resolution 494 of December 22, 2009, issued by the ANH, Ecopetrol complies with the delivery of information to the ANH using the methodology of (SPE-PRMS) Oil Resource Administration System. The reserves shown in the reports are audited by three independent reservoir engineering firms.

Deferred Charges

Deferred charges include: i) deferred income tax resulting from the temporary differences between the basis for determining commercial gains and net taxable income at the end of each period. The deferred tax is amortized during the periods in which the temporary differences that originated it are reversed. ii) The tax on equity, which is amortized until 2014; iii) investments made in development of collaboration contracts that are amortized based on technical production units.

Other Assets

Other assets include goodwill, which corresponds to the difference between the purchase value of equity investments in controlled or joint-control entities, and their intrinsic value, which reflects the economic benefits expected to be achieved from the investment, created by good name, specialized personnel, preferential credit reputation, prestige due to sale of better products and services, favourable location and the expectations of new businesses, among other things.

Goodwill is amortized using the straight-line method over the term for expected recovery of the investment, which is from 10 to 18 years. At the close of each accounting period, Ecopetrol must evaluate goodwill to determine whether the conditions for the generation of future economic benefits still exist; otherwise, the asset must be writen-off. If the book value of equity investment plus the book value of goodwill, which includes its historical cost added to all price adjustments and amortizations, is greater than the market value, the asset should, as a result of such difference, be written-off in the related period, with charge to results, and the reasons for said decision should be disclosed.

12	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Intangible assets such as software, licenses and patents are recognized at acquisition, development or production cost. Intangible assets are amortized using the straight-line method over the periods during which the benefits arising from the incurred costs and expenses are expected to occur, or during the term of the legal or contractual coverage of the granted rights.

Goods acquired through financial leasing are subject to depreciation in order to recognize the loss of operational capacity by their utilization. In public accounting entities of the general government, depreciation of goods acquired through financial leasing affects directly the equity, except for assets used in activities of production of goods and rendering of services readily individualized that must be recognized as cost or expense.

Improvements and works performed on leasehold property or third party property different from those that can be recognized as property, plant and equipment will be amortized over the shortest period between the term of the contract covering the use of the property, and the estimated useful life of the assets, as a result of the additions or improvements made, only when the cost of the works and improvements made is not reimbursable. In the case of public accounting entities of the government, amortization affects equity, except for works and improvements in properties used for activities of production of goods and rendering of services readily individualized that must be recognized as cost.

Valuations

a)	Investments

Valuations correspond to the differences between the net book value of the investments and their intrinsic value or quoted price on the stock exchange.

b)	Properties, plant and equipment

Valuations and the valuation surplus of properties, plant and equipment correspond to the difference between the net book cost and the market value for real estate or the Current Use Value (CUV) for plant and equipment, determined by specialists registered with the Colombian Real Estate Association or by suitable technical personnel, as appropriate.

The methodology used for valuation of plant and equipment is the Current Use Value (CUV), for running businesses, for the economic valuation of assets taking into account the facilities’ current conditions and their useful life in terms of production capability and ability to generate income.

It is not mandatory to adjust the value of moveable property when its historical value, taken individually, is lower than 35 current minimum monthly legal minimum wages, nor is it necessary for properties, plant and equipment located in high risk zones.

Financial Obligations

Public credit operations correspond to any action or contract which, in compliance with legal regulations on public credit, are addressed to supply the Company with resources, goods and services under specific payment terms such as loans, issue and placement of bonds and public credit securities, and suppliers’ credit.

With respect to loans, public credit operations must be recorded for the actual disbursed amount, while bonds and securities placed are recorded at their nominal value. Placement costs are recorded directly to expenses.

13	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Income Tax

The income tax provision of June 2013 was computed applying to the accounting profit before taxes, the effective taxation rate computed for May 2013. This rate includes both the income tax and the income tax for equality CREE.

The effect of temporary differences that imply the payment of a lower or higher income tax in the current year, is accounted for as deferred tax asset or liability, both for the income tax and for the income tax for equality CREE, as applicable, provided that there is a reasonable expectation that such differences will be reversed in the case of the deferred tax asset, or sufficient taxable income is generated to recover the tax in respect to the deferred tax liability. The deferred tax is calculated at the rate of 34% (25% ordinary income tax and 9% income tax for equality CREE) or of 33% (25% ordinary income tax and 8% income tax for equality CREE) as applicable.

Labor and Pension Obligations

Salaries and benefits for Ecopetrol staff are governed by the Collective Labor Agreement 01 of 1977, and in their absence, by the Substantive Labor Code. In addition to the legally mandated benefits, employees are entitled to fringe benefits agreed, which are subject to the place of work, type of work, length of service, and basic salary. Annual interest of 12% is recognized on accumulated severance amounts for each employee, and the payment of indemnities is provided for when special circumstances arise that result in the non-voluntary termination of the contract, without just cause, and in periods other than the probationary period.

The actuarial computation includes active employees, as described in the paragraphs below, with indefinite term contracts, pensioners and heirs, for pension, health care and education plans; similarly, it includes pension bonds for temporary employees, active employees and voluntary retirements. Health care and education obligations do not comprise the pension liabilities; these are part of the legal benefit obligations.

All social benefits of employees who joined the Company before 1990 are the responsibility of Ecopetrol, without the involvement of any social security entity or institution. The cost of health services for the employee and his/her relatives registered with the Company is determined by means of the morbidity table, prepared based on facts occurring during the year. Likewise, Ecopetrol calculates educational allowances according to experience, based on the annual average cost of each business, subdivided in accordance with the type of studies: pre-school, elementary, high school and university.

For employees who joined the Company subsequent to the entry into effect of Act 50 of 1990, the Company makes periodic contributions for severance payments, pensions and occupational injuries to the funds created for these respective obligations. Likewise, Act 797 of January 29, 2003 determined that Ecopetrol employees who joined the Company as of that date would be subject to the provisions of the General Pension Regime.

Pursuant to Legislative Act 01 of 2005, enacted by Congress, the pension regimes excluded from the General Social Security System in Colombia expired on July 31, 2010. In accordance with the provisions therein, the Ministry of Social Protection’s judicial pronouncement on the matter and the analysis conducted by Ecopetrol’s labor advisers, it was concluded that those workers who had met the age and continuous or discontinuous service time requirements of the law, the Collective Bargaining Agreement in effect and/or Agreement 01 of 1977, prior to August 1, 2010, had consolidated their right to their pension. It was, however, mandatory for other workers, who were not covered, to join the General Pension System. The pension administrator chosen by the worker (either Colpensiones or Private Pension Fund or whichever may correspond) would be responsible for recognizing and paying the respective pension.

14	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

As set out in Decree 941 of 2002, upon approval of the actuarial computation by the Ministry of Finance in October 2008, and upon approval of the mechanism by the Ministry of Social Protection through the Administration Act of December 29, 2008, the Company partially switched over the value corresponding to monthly pension payments from its pension liabilities, transferring the said liabilities and their underlying amounts to pension-related autonomous equities (PAP, per its acronym in Spanish). The funds transferred, and returns on those funds, cannot be redirected nor can they be returned to the Company until all of the pension obligations have been fulfilled.

The transferred liability corresponds only to pension allowances and pension bonds; the portion relating to health care and education services remains within Ecopetrol’s labor liabilities.

At each period end, Ecopetrol S.A. must review the amount reported by the PAP with respect to the value of the pension liability updated based on the latest actuarial computation. In the event that autonomous equity yields are insufficient to cover 100% of the obligation, the Company must recognize an allowance for the difference, which must be funded should the contingency materialize. Ecopetrol remains materially responsible for payment of the pension liabilities.

Through Resolution 1555 of July 30, 2010, the Finance Superintendency replaced the mortality tables used to prepare actuarial computations and stipulated that the effects of the change could be recognized gradually. Subsequently, Decree 4565 of December 7, 2010 modified the accounting standards for amortization of the actuarial computation in effect up to that date. Pursuant to the new decree, the companies that had amortized 100% of their actuarial calculation at December 31, 2009 could gradually amortize the increase in the actuarial computation for 2010 using the new mortality tables, up to 2029.

Given the above, in 2010 Ecopetrol modified its accounting policy for amortization of the actuarial computation of monthly pension payments, pension quotas and bonds (transferred liabilities) and health bonds, and adopted a five - year term starting in 2010, to amortize the increase in the 2010 actuarial computation. Up until 2009, the yearly increase in the actuarial computation was recorded as expenses for the period, given that the actuarial computation was 100% amortized.

Resolution 717 of December 2012 amended the Manual de Procedimiento del Régimen de Contabilidad Pública (Regime of Public Accounting Procedure Manual) with regard to the Accounting Procedure for recognizing and disclosing pension liability, the underlying financial reserve, and related expenses, at items 5 and 44. With regard to item 5, the indications in the previous paragraph lead to the conclusion that this item has no impact on the Company’s activities within its amortization plan.

With regard to item 44, its only impact is to disclose the fact that the Reserve Funds are common funds that are also under the administration of Colpensiones. There are no further implications for Ecopetrol.

Advances Received from Ecogas to Cover BOMT (Build, Operate, Maintain and Transfer) Obligations

Pursuant to the sale of Ecogas by the National Government, and following specific instructions from CGN, the net present value of the future payment scheme in connection with Ecopetrol´s debt toward BOMT contractors was recognized as deferred income. These liabilities are due in 2017, the year when the contract obligations will be fulfilled.

15	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Hydrocarbon Purchases

The Company purchases hydrocarbons that the ANH receives from all production in Colombia, at prices established according to section four of Act 756 of 2002 and Resolution 18-1709 of 2003 issued by the Ministry of Mines and Energy, taking into account international reference prices.

Ecopetrol also purchases hydrocarbons from partners and other producers in Colombia and abroad to meet the Company’s needs and operating plans.

Revenue Recognition

Revenue from crude oil and natural gas sales is recognized at the time of transfer of title to the buyer, including risks and benefits. In the case of refined and petrochemical products, revenue is recognized when products are shipped by the refinery and subsequently adjusted in accordance with the volumes actually delivered. Revenue from transportation services is recognized when products are transported and delivered to the buyer in accordance with sale terms. In other cases, revenue is recognized at the time it is earned and a true, probable and quantifiable right to demand its payment arises.

Under current regulations, Ecopetrol sells at a regulated price and the National Government recognizes for the Company the amount of the subsidy on regular gasoline and diesel (ACPM), granted to local consumers, which is generated by adding the difference, for every day of the month, between the producer’s regulated revenues and the daily price equivalent to the U.S. Gulf Coast reference price, calculated according to origin and multiplied by the daily volumes sold. Resolution 182439 and Decree 4839 of December 2008 establish the procedure for recognizing subsidies in the event they are negative (negative value between parity and regulated prices).

In March 2010, the Ministry of Mines and Energy issued Resolution No. 180522, which revoked provisions contrary to Resolutions 181496 of September, 2008, 182439 of December 30, 2008 and 180219 of February 13, 2009 and modified the formula for calculating the international reference prices for gasoline and diesel.

Resolution 91658 is issued in year 2012, which modifies Resolution 180522 in respect to the subsidy procedure for refiners and importers of regular motor gasoline and diesel (ACPM).

Cost of Sales and Expenses

Costs are recognized at their historic value both for goods purchased for sale and for the accumulated production costs of goods produced and services rendered. Costs are disclosed according to the nature of the operation generating them.

Expenses correspond to the amounts required for the operation of ordinary activities and include those related with activities caused by extraordinary events. Expenses are disclosed in accordance with their nature and the occurrence of extraordinary events.

Costs and expenses are recognized upon receipt of goods or services or when there is certainty that the economic event will occur. Fuel shortages and losses due to theft and explosions are recorded as non-operating expenses.

Abandonment of fields

The Company recognizes estimated liability for future environmental obligations, and its corresponding entry as a higher value for natural resource and environmental assets. The estimate includes the cost of plugging and abandoning wells, dismantling facilities and the environmental recovery of areas and wells. Amortization is recorded as production costs, using the technical-units-of-production method, based on remaining proven developed reserves. Changes resulting from new estimates of liability for abandonment and environmental restoration are accounted for under the corresponding asset.

16	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Depending on the scope of certain partnership contracts, field abandonment costs are taken on by partners according to the same participation percentages set out in each contract. Ecopetrol has not allocated funds to cover these obligations, with the exception of association contracts Casanare, Orocue, Garcero, Estero, Corocora, Monas, Guajira, Tisquirama, and Cravo Norte . However, as activities linked to field abandonment take place, they will be covered by the Company.

Accounting for Contingencies

On the date of issuance of these unconsolidated financial statements, conditions might exist that could result in losses for the Company that will only be known if specific future circumstances arise. The nature, probability of such situations, as well as the amounts involved are evaluated by Management, the Vice-President of Legal Affairs, and legal consultants, so that decisions can be made regarding changes to amounts provisioned and/or disclosed. This analysis includes current legal suits against the Company.

The methodology used to assess the legal proceedings and any contingent obligations is based on the Nation’s credit system used by the Ministry of Internal Affairs and Justice.

A provision is recorded for legal proceedings when there is a conviction at trial court or when the outcome of the risk assessment is “likely to lose”.

Memorandum Accounts

Creditor and debtor memorandum accounts represent the estimated value of facts or circumstances that could affect the Company’s financial, economic, social and environmental situation. They also disclose the value of the goods, rights and obligations that require control, and also include differences between accounting information and the information used for tax purposes.

Net Earnings per Share

Net earnings per share are calculated based on net earnings for the period, divided by the number of subscribed outstanding shares.

The Company does not have share-based employee incentive plans.

Convergence to International Accounting Standards

According to Act 1314 of 2009 and Regulatory Decree 2784 of 2012, the Company has the obligation to start the process of convergence from the accounting and financial reporting information applied in Colombia to International Financial Reporting Standards (IFRS). For this purpose, the Technical Public Accounting Council, through its Strategic Direction, classified companies by groups; the Company belongs to Group 1, the transition period of which starts on January 1, 2014 and the first financial statements under IFRS are to be issued in year 2015.

The implementation plan for transitioning to IFRS was filed with the Finance Superintendency on February, 2013.

17	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(2)	Assets and Liabilities Denominated in Foreign Currency

Transactions and balances in foreign currency are converted at the market representative exchange rate certified by the Finance Superintendency of Colombia.

As at June 30, 2013 and December 31, 2012 these unconsolidated financial statements include the following assets and liabilities denominated in foreign currency (converted to Colombian pesos at the closing exchange rates of $1,929.00 and $1,768.23 per US$1, respectively).

	As at June 30, 2013		As at December 31, 2012
	Thousands of dollars	Equivalent millions of pesos	Thousands of dollars	Equivalent millions of pesos
Assets:
Cash and cash equivalents	287,733	555,037	411,089	726,901
Investments	7,516,713	14,499,740	7,697,377	13,610,733
Accounts and notes receivable	1,552,479	2,994,731	1,309,458	2,315,424
Advances and deposits	103,168	199,012	73,214	129,459
Other assets	171,893	331,581	7,832	13,849
	9,631,986	18,580,101	9,498,970	16,796,366
Liabilities:
Financial obligations	1,549,880	2,989,719	1,549,880	2,740,545
Estimated liabilities and allowances	14,720	28,396	14,720	26,029
Accounts payable and related parties	987,089	1,904,094	1,437,214	2,541,324
Other assets	243,805	470,299	278,634	492,689
	2,795,494	5,392,508	3,280,448	5,800,587
Net asset (liabilities) position	6,836,492	13,187,593	6,218,522	10,995,779

(3)	Cash and Cash Equivalents

The balance of cash and cash equivalents is as follows:

	As at June 30, 2013	As at December 31, 2012
Banks and corporations (1)	1,821,204	3,811,588
Special funds (2)	700,146	1,269,705
Investments at sight (3)	251,965	-
Cash	310	465
Investment funds	-	178,353
	2,773,625	5,260,111

(1)	Corresponds to advances made by partners for the exclusive use of the joint venture, in the amount of $110,435 (2012 - $75,207) and Ecopetrol’s own resources in the amount of $1,710,769 (2012 - $3,736,381).
(2)	Corresponds to savings in special funds in pesos in the amount of $394,379 (2012 - $556,756) and in foreign currency of $301,456 (2012 - $708,007) as well as investments in overnight operations in the amount of $4,311 (2012 - $4,942).

18	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(3)	Corresponds to bonds issued by entities abroad for $97,638 and Certificates of Deposit (CD) in foreign currency for $154,327.

(4)	Investments

The balance of investments is comprised as follows:

	As at June 30, 2013	As at December 31, 2012
Current:
Fixed yield:
Bonds and securities of private or foreign entities	495,078	654,635
Term deposits	203,708	156,287
Other investments	58,897	-
Specific purpose fund – legal contingencies (1)	9,624	30,297
Bonds issued by the Colombian Government	-	17,219
Treasury securities – TES	-	508,576
Total current	767,307	1,367,014
Non-current:
Variable yield – Shares (2)	27,094,512	13,951,033
Fixed yield:
Bonds and securities of foreign entities	162,832	2,071,957
Bonds issued by the Colombian Government	580,934	998,105
Treasury securities – TES	1,070	1,236,166
Specific purpose fund – legal contingencies (1)	405,761	393,916
Total fixed yield	1,150,597	4,700,144
Total non-current	28,245,109	18,651,177

(1)	Corresponds to restricted resources made up by fixed - yield investments entered into based on the court rulings linked to the Derecho Comuneros - Santiago de las Atalayas and Pueblo Viejo de Cusiana proceedings, corresponding to the attachment and seizure of the Royally payments that Ecopetrol, was to have paid pursuant to Royalty Contracts No.15, 15A, 16 and 16A, declared null by statute in the State Council ruling of September 13, 1999.

(2)	The following is a breakdown of variable - yield investments represented in shares as at June 30, 2013 and December 31, 2012:

	As at June 30, 2013	As at December 31, 2012
Companies:
Controlled	26,003,784	12,934,793
Significant influence	866,732	792,231
Non-strategic	224,009	224,009
Allowance for investments	(13)	-
Total	27,094,512	13,951,033

19	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Controlled investments recognized under the equity method as at June 30, 2013 are as follows:

Equity share	Number of shares and/or quotas	Participation percentage	Valuation date	Cost	Book value	Equity Method effect
Controlled
Ecopetrol Capital AG	1,151,000	100.00	June	227,487	307,619	80,132
Sociedad Refinería de Cartagena S.A.	1,870,000	64.71	June	1,156,413	2,045,732	889,319
Polipropileno del Caribe S.A.	206,910,325	49.90	June	259,699	335,143	75,444
CENIT Transporte y Logística de Hidrocarburos S.A.S. (1)	127,110,550	82.35	June	6,355,488	11,953,293	5,597,805
Ecopetrol Pipeline International Limited	40,439,547	100.00	June	870,169	3,386,344	2,516,175
Equion Energía Limited	114,836,072	51.00	June	436,053	1,218,329	782,276
Ecopetrol Global Capital	3,100	100.00	June	8	8	-
Hocol Petroleum Limited	12,000	100.00	June	1,020,378	2,889,327	1,868,949
Andean Chemicals Limited	645,707,273	100.00	June	1,638,773	1,668,894	30,121
Ecopetrol Global Energy S.L.U.	70,151,927	100.00	June	3,320,750	1,914,317	(1,406,433)
Black Gold Re Limited	120,000	100.00	June	184,079	284,778	100,699
Total				15,469,297	26,003,784	10,534,487

(1)	On April 1, 2013 a capital contribution was made to CENIT S.A.S. for a value of $4,076,329, as follows:

Number of shares to be issued in favor of Ecopetrol:	81,526,568

Value of subscribed and paid capital	$815,266
Value of additional paid-in capital	3,261,063
Total contribution	$4,076,329

This contribution was made in kind with the transportation assets that Ecopetrol S.A owned as of the date of capitalization for a total of $6,355,488 as investment value.

Controlled investments recognized under the equity method as at December 31, 2012 are as follows:

Equity share	Number of shares and/or quotas	Participation percentage	Valuation date	Cost	Book value	Equity Method effect
Controlled
Hocol Petroleum Limited	12,000	100.00	December	1,020,378	2,666,842	1,646,464
CENIT Transporte y Logística de Hidrocarburos S.A.S.	45,583,982	100.00	December	2,279,159	2,277,210	(1,949)
Ecopetrol Pipeline International Limited	40,439,547	100.00	December	870,169	1,935,506	1,065,337
Andean Chemicals Limited	645,707,273	100.00	December	2,114,835	1,779,392	(335,443)
Sociedad Refinería de Cartagena S.A.	980,000	49.00	December	239,273	1,180,151	940,878
Ecopetrol Global Energy S.L.U.	70,151,927	100.00	December	2,653,352	1,152,787	(1,500,565)
Equion Energía Limited	114,836,072	51.00	December	436,053	1,062,339	626,286
Polipropileno del Caribe S.A.	206,910,325	49.90	December	259,699	359,170	99,471
Ecopetrol Capital AG	1,151,000	100.00	December	227,487	266,806	39,319
Black Gold Re Limited	120,000	100.00	December	184,079	254,583	70,504
Ecopetrol Global Capital	3,100	100.00	December	8	7	(1)
Total				10,284,492	12,934,793	2,650,301

20	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Significant influence investments recognized under the equity method as at June 30, 2013 are as follows:

Equity share	Number of shares and/or quotas	Participation percentage	Valuation date	Cost	Book Value	Equity Method effect
Significant influence
Ecodiesel Colombia S.A.	10,500,000,000	50.00	May	10,500	21,129	10,629
Offshore International Group	250	50.00	April	408,517	587,194	178,677
Invercolsa S.A.	1,213,801,146	43.35	May	61,671	258,409	196,738
Total				480,688	866,732	386,044

Significant influence investments recognized under the equity method as of December 31, 2012 are as follows:

Equity share	Number of shares and/or quotas	Participation percentage	Valuation date	Cost	Book Value	Equity Method effect
Significant influence
Offshore International Group	250	50.00	December	408,517	532,268	123,751
Invercolsa S.A.	1,213,801,146	43.35	October	61,671	240,555	178,884
Ecodiesel Colombia S.A.	10,500,000,000	50.00	December	10,500	19,408	8,908
Total				480,688	792,231	311,543

Investments recognized under the cost method as at June 30, 2013 are as follows:

Equity share	Number of shares and/or quotas	Participation percentage	Valuation date	Cost	Market / Intrinsec value	Appreciation / Depreciation
Non-strategic
Empresa de Energía de Bogotá	631,098,000	6,87	June	154,376	864,605	710,229
Interconexión Eléctrica S.A.	58,925,480	5,32	June	69,549	446,066	376,517
Concentra Inteligencia en Energía S.A.S.	84,000	4,76	May	84	71	(13)
Total non-strategic				224,009	1,310,742	1,086,733

Investments recognized under the cost method as at December 31, 2012 are as follows:

Equity share	Number of shares and/or quotas	Participation percentage	Valuation date	Cost	Market / Intrinsec value	Appreciation / Depreciation
Non-strategic
Empresa de Energía de Bogotá	631,098,000	6.87	December	154,376	801,495	647,119
Interconexión Eléctrica S.A.	58,925,480	5.32	December	69,549	565,683	496,134
Concentra Inteligencia en Energia S.A.S.	84,000	4.76	November	84	75	(9)
Total non-strategic				224,009	1,367,253	1,143,244

21	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

With regards to the investments held by Ecopetrol in Bioenergy S.A., Bioenergy Zona Franca S.A.S., Compounding and Masterbatching Industry Ltda., Serviport S.A., Colombia Pipelines Limited., Ecopetrol América Inc., Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil Ltda., Hocol S.A., ODL Finance S.A., Oleoducto Bicentenario de Colombia S.A.S., Oleoducto Central S.A. and Oleoducto de Colombia S.A., Oleoducto de los Llanos Orientales S.A., and Santiago Oil Company, the equity method is not applied since Ecopetrol does not have a direct participation in these companies. The participation is held through other subsidiaries, which are the ones that account for these companies using the equity method.

Restrictions on long-term investments - Variable income:

As of January 10, 2013, regarding the legal proceedings of Invercolsa S.A.: the cessation appeal filed by AFIB S.A. and FERNANDO LONDOÑO HOYOS against the judgment passed by the 28th Civil Court of the Circuit on February 8, 2007, that was confirmed by the Superior Court of the District of Bogota – Civil Court, on January 11, 2011 is currently in process; accordingly, on October 22, 2012 the term for the cessation appellant AFIB S.A. to support the corresponding appealed expired, which was done in time and the term for the appellant in cassation Fernando Londoño Hoyos to support his started to run, which was also done in time; therefore, on December 5, 2012, the Court Clerk’s Office indicated that having notified the appellants, the corresponding actions were filed in due time and are included in the case file, a report that was delivered to the court that same day. The notification of the complaint to the Company is pending. The appeal sentence of January 11, 2011 ordered: i) that the purchase of 145 million shares of Invercolsa by Fernando Londoño Hoyos are to be cancelled; ii) that the cancellation of said transaction is to be recorded in the shareholders’ book, including the pledge in favour of the Pacífico Colombia y Panamá banks; as well as the payment in kind with the shares of Arrendadora Financiera Internacional Bolivariana S.A.; iii) that Fernando Londoño Hoyos and AFIB are forced to return to Ecopetrol the Invercolsa dividends, along with the new shares received as profit and/or revaluations; iv) to declare that Fernando Londoño Hoyos did not acquire or possess in good faith the 145 million Invercolsa shares; and v) that Invercolsa is to adjust its operation and the Shareholders’ Meeting to the declarations made in the sentence.

The economic activity of the entities in which Ecopetrol has investments accounted for under the equity method, are as follows:

Company	Economic Activity

Hocol Petroleum Limited	Investment vehicle owner of Hocol S.A. hydrocarbons exploration and production company.

Cenit Transporte y Logística de Hidrocarburos S.A.S.	Transportation and/or storage of hydrocarbons, hydrocarbon by-products, products and similar, through its own or third party transportation and/or storage systems in Colombia or abroad.

Ecopetrol Pipelines International Limited (d)	Investment vehicle.

Andean Chemicals Limited	Investment vehicle.

Sociedad Refinería de Cartagena S.A.	Refining, commercialization and distribution of hydrocarbons.

22	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Company	Economic Activity
Ecopetrol Global Energy S.L.U.	Investment vehicle in Spain.

Equión Energía Limited	Exploration and production of hydrocarbons.

Polipropileno del Caribe S.A.	Production and commercialization of polypropylene resin.

Ecopetrol Capital AG	Financing, Liquidation of Financing of group corporations or any type of company and every activity related to it.

Black Gold Re Ltd.	Reinsurer of Ecopetrol and its subsidiaries.

Ecopetrol Global Capital	Investment vehicle.

Oleoducto Central S.A. – Ocensa	Transportation of crude oil by pipelines.

Invercolsa S.A.	Investments in companies in the energy sector including activities proper of the industry and commercialization of hydrocarbons and mining.

Oleoducto de Colombia S.A.	Transportation of crude oil by pipelines.

Serviport S.A.	Services for support of loading and unloading of oil vessels, supply of equipment for same purpose, technical inspection and cargo measurements.

Ecodiesel Colombia S.A.	Production, commercialization and distribution of biofuels and oleochemicals.

Ecopetrol Oleo é Gas do Brasil Ltda.	Exploration and exploitation of hydrocarbons.

Ecopetrol América Inc.	Exploration and exploitation of hydrocarbons.

Ecopetrol del Perú S.A.	Exploration and exploitation of hydrocarbons.

ODL- Finance	Transportation of crude oil by pipelines.

Offshore International Group	Exploration, development, production and processing of hydrocarbons.

Oleoducto Bicentenario de Colombia S.A.S.	Build and operate an oil pipeline to ensure the export of oil production surpluses from the Eastern Plains region.

23	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Affiliates (entities in which the Company owns over 50% interest), as at June 30, 2013 show the following balances:

Company	Assets	Liabilities	Equity	Results of Period
Ecopetrol Capital AG	1,279,832	972,213	307,619	15,659
Sociedad Refinería de Cartagena S.A.	12,254,544	9,092,958	3,161,586	(164,026)
CENIT Transporte y Logística de Hidrocarburos S.A.S.	16,846,588	2,331,356	14,515,232	415,428
Ecopetrol Pipelines International Limited	3,386,344	-	3,386,344	182,642
Equion Energía Limited	3,322,003	933,123	2,388,880	243,717
Ecopetrol Global Capital	8	-	8	-
Hocol Petroleum Limited	2,889,327	-	2,889,327	134,294
Andean Chemical Limited	1,693,023	24,129	1,668,894	(90,299)
Ecopetrol Global Energy S.L.U.	1,914,339	24	1,914,315	(271,696)
Black Gold Re Limited	454,875	170,097	284,778	6,651

Affiliates (entities in which the Company owns over 50% interest), as at December 31, 2012 show the following balances:

Company	Assets	Liabilities	Equity	Results of period
Hocol Petroleum Limited	2,666,845	3	2,666,842	465,305
Cenit Transporte y Logistica de Hidrocarburos S.A.S.	2,275,046	1,058	2,273,988	(1,949)
Equion Energía Limited	3,030,858	947,841	2,083,017	719,692
Ecopetrol Pipelines International Limited	1,935,551	45	1,935,506	6,728
Andean Chemicals Limited	1,801,191	21,799	1,779,392	(79,944)
Ecopetrol Global Energy S.L.U.	1,152,812	25	1,152,787	(372,176)
Ecopetrol Capital AG	1,345,518	1,078,712	266,806	41,823
Black Gold Re Limited	299,579	44,996	254,583	25,575
Ecopetrol Global Capital	7	-	7	-

Maturity of fixed - yield investments - Non current

The summary of the maturity of noncurrent fixed - yield investments as at June 30, 2013 is shown below:

Maturity	>1 - 3 Years	3 - 5 Years	> 5 Years	Total
Bonds & other foreign securities	148,959	13,873	-	162,832
Bonds & other government securities	489,237	91,697	-	580,934
Treasury Bond TES	-	-	1,070	1,070
Specific destination fund	252,636	44,881	108,244	405,761
	890,832	150,451	109,314	1,150,597

24	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

The summary of the maturity of noncurrent fixed - yield investments as at December 31, 2012 is shown below:

Maturity	>1 - 3 Years	3 - 5 Years	> 5 Years	Total
Bonds & other foreign securities	1,845,673	226,284	-	2,071,957
Bonds & other government securities	618,488	304,048	75,569	998,105
Treasury Bond TES	772,747	148,949	314,470	1,236,166
Specific destination fund	58,328	63,339	272,249	393,916
	3,295,236	742,620	662,288	4,700,144

(5)	Accounts and Notes Receivable

The balance of accounts and notes receivable is as follows:

	As at June 30, 2013	As at December 31, 2012
Current portion:
Customers:
National	600,849	709,601
Foreign	2,330,764	1,781,791
Related parties (see note 15)	2,791,204	853,642
Price differential to be received from the Ministry of Mines and Energy (1)	316,741	1,089,240
Miscellaneous debtors	141,554	22,430
Reimbursements and yields on investment	33,208	52
Association contracts - joint ventures	-	13,002
Accounts receivable from employees	49,594	34,481
Industrial service clients	180,719	8,517
Total current portion	6,444,633	4,512,756
Non-current portion
Loans to related parties (2) (see note 15)	1,109,626	1,109,626
Cavipetrol - loans to employees (3)	350,650	339,465
Price differential to be received from the Ministry of Mines and Energy (1)	77,510	77,510
Credit accounts receivable	10,366	8,520
Doubtful accounts	225,116	197,484
Other	24,362	26,976
Total	1,797,630	1,759,581
Less - Allowance for doubtful accounts	(225,116)	(197,484)
Total non-current portion	1,572,514	1,562,097

25	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

The following shows the movement in the allowance for doubtful accounts:

	As at June 30, 2013	As at December 31, 2012
Opening balance:	197,484	130,734
Additions	26,656	69,337
Recovery of allowances	(1,974)	(225)
Uses of allowances	2,950	(2,362)
Closing balance	225,116	197,484

(1)	Account receivable from the Ministry of Finance and Public Credit, arising from the calculation of the regular motor gasoline and diesel price differential pursuant to Resolution 180522 issued on March 29, 2010.

(2)	In November 2010, a subordinated borrowing contract No. CE2010-01 was subscribed between Ecopetrol S.A. and Refinería de Cartagena S.A. for maximum financing of US$1,000 million, of which up to May 2011 Ecopetrol had disbursed the sum of $1,109,626, equivalent to approximately to US$588 million. The representative market rate (RMR) in effect on the date of Resolution No. 3587 of 2010, issued by the Ministry of Finance and Public Credit, is used to determine the debt amounts arising from the above contract.

On August 18, 2011 an addendum to this contract was executed whereby the maximum amount to be disbursed was changed to US$600 million calculated at the market’s representative exchange rate on the date of the mentioned resolution.

Once all obligations in respect to the Senior Debt have been extinguished, the amortization of principal will be over three (3) years commencing as of the date of its total payment. Notwithstanding the above, the maximum term is twenty (20) years. Amortization of principal will be made in six (6) consecutive, equal, bi-annual payments.

Interest will be accrued at a rate equal to FTD (quarterly in advance) in effect as of December 31st of the year immediately preceding the initiation of each of the installment payment periods. Interest will be converted in their equivalent bi-annual period in arrears.

(3)	By means of contracts Leg 058-80 of 1980 and 4008928 of 2006, the administration, management and control of loans granted to employees by the Company were transferred to Cavipetrol. In its capacity as administrator, Cavipetrol monitors, in its database and financial system, the details per employee of the said loans and their respective conditions.

Future collection of accounts receivable from Cavipetrol as at June 30, 2013 are estimated as follows:

Year	Value
2014	$43,511
2015	43,186
2016 and beyond	263,953
$350,650

There are no major restrictions for the recovery of accounts and notes receivable.

26	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(6)	Inventories, Net

The balance of inventories, net is as follows:

	As at June 30, 2013	As at December 31, 2012
Finished products:
Crude oil	915,371	905,778
Fuels	672,823	586,844
Petrochemicals	18,437	29,414
Purchased products:
Fuels	16,204	13,607
Crude oil	242,122	256,324
Petrochemicals	8,640	4,749
Raw materials:
Crude oil	105,181	87,246
Products in process:
Fuels	318,193	493,542
Petrochemicals	3,369	2,610
Materials for the production of goods	6,948	11,588
Materials in transit	25,287	4,284
Total	2,332,575	2,395,986
Less - Allowance for inventories	(5,968)	(2,586)
Total	2,326,607	2,393,400

The adjustment to the allowance for inventories is as follows:

	As at June 30, 2013	As at December 31, 2012
Opening balance	2,586	9,054
Increase (decrease) of allowance	3,382	-
Recoveries	-	(6,468)
Closing balance	5,968	2,586

(7)	Advances and Deposits

The balance of advances and deposits is as follows:

	As at June 30, 2013	As at December 31, 2012
Current:
Official entities (1)	4,840,982	3,999,006
Partners in joint ventures (2)	661,707	220,748
Customs agents	-	1,511
Related parties (see note 15)	77,371	63,751
Agreements (3)	15,674	18,613
Advances to suppliers	4,968	2,702
Short-term total	5,600,702	4,306,331
Non - current:
Advances and deposits	175,429	163,532
Total	5,776,131	4,469,863

27	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(1)	Corresponds to transactions with the National Tax and Customs Direction - DIAN (from the Spanish Dirección de Impuestos y Aduanas Nacionales) on the concept of advances on income tax for taxable year 2012 amounting to $4,135,586, self-withholdings and others amounting to $705,396 (2012 - $934,581).

(2)	Detail of advances and deposits with partners in joint operations is as follows:

	As at June 30, 2013	As at December 31, 2012
Contracts in which Ecopetrol is not the operator:
Meta Petroleum Ltd.	210,376	9,069
Occidental de Colombia Inc.	112,572	17,733
Emerald Energy PLC Suc Colombia	20,402	20,893
Mansarovar Energy Colombia Ltd.	872	-
Petrobras Colombia Limited	2,497	11,213
Other operations	48,633	11,484
Perenco Colombia Limited	46,296	2,372
Chevron Petroleum Company	17,689	7,065
Petrobras Internacional Braspetro B.V.	767	-
CEPSA Colombia S.A.	3,015	13,118
Contracts for which Ecopetrol is the operator:
Oleoducto Caño Limón	16,364	15,985
Other operations	6,856	2,400
Bloque CPO-9	31,398	25,189
Acuerdo Master TLU-1	14,164	11,514
Acuerdo operación TLU-3	15,138	13,477
Crudos Pesados Bloque CPE-2	17,522	15,655
La Cira	93,468	38,027
JOA Caño Sur	3,678	3,619
CRC 2004 – 01	-	1,935
Total	661,707	220,748

(3)	Represents advance payments to workers on the concept of education plan.

(8)	Prepaid Expenses

The balance of prepaid expenses is as follows:

	As at June 30, 2013	As at December 31, 2012
Insurance (1)	47,169	70,326
Other (2)	33,507	164
Total	80,676	70,490

(1)	Insurance contracts are in effect until May 31, 2014 at a cost of $169.249 and amortization of $122.080 as at June 30, 2013.

(2)	Resources relating to the acquisition and maintenance of vehicles assigned to senior officials of Ecopetrol through leasing, managed by Cavipetrol, under Contract No. 5203585.

28	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(9)	Deposits held in Trust

The balance of deposits held in trust is as follows:

	As at June 30, 2013	As at December 31, 2012
Abandonment fund	312,898	306,651
Pension fund	-	16,920
Other	86	94
Total	312,984	323,665

These balances correspond to trust funds for pensions and abandonment costs. They were created under Occidental de Colombia and received upon termination of the Asociación Cravo Norte - ACN contract, which came into effect in February 2011. The pension fund and the abandonment fund are administered by Fiduciaria Bancolombia.

(10)	Property, Plant and Equipment, Net

The balance of property, plant and equipment, net is as follows:

	As at June 30, 2013	As at December 31, 2012
Plant and equipment	12,669,319	15,086,251
Construction in progress (1)	6,880,408	7,397,138
Pipelines, networks and lines	5,815,847	9,583,770
Buildings	3,336,155	3,979,249
Equipment on deposit and in transit	1,169,026	1,391,884
Computer equipment	334,286	352,223
Transportation equipment and other assets	419,433	411,919
Land	436,524	513,093
Total	31,060,998	38,715,527
Accumulated depreciation	(12,583,744)	(15,394,694)
Allowance for property, plant and equipment depreciation (2)	(347,842)	(385,356)
Total	18,129,412	22,935,477

The total depreciation taken to income at June 30, 2013 amounted to $650.829 (2012 - $624.743).

(1)	Mainly includes: (i) Investments in direct-operation production projects, such as: development at Castilla, Chichimene, Apiay; secondary recovery at Yariguí and Cupiagua; operations linked to development projects at Piedemonte, Rubiales, Abarco, Quifa, Caracara, and expansion of the LTO gas plant. For refining, the major projects are: the modernization of the Barrancabermeja Refinery, and the Master Plan for Industrial Services and Consolidated Operating Control. In transportation, the Master Plan for Refinery Integration; (ii) interests accrued on the syndicated loan for $71,269 in bonds issued in dollars and pesos amounting to $109,468 and $29,229, respectively; $23,812 of such amount went to investment projects.

29	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(2)	The following details the movement in the allowance for properties, plant and equipment depreciation:

	As at June 30, 2013	As at December 31, 2012
Opening balance	385,356	879,062
Additions to new allowances	1,182	310,071
Use of allowances	(1)	(1,785)
Depreciation of assets prior to 2006	(1,141)	(680,128)
Recovery	(37,554)	(121,864)
Closing balance	347,842	385,356

Summary of properties, plant and equipment as at June 30, 2013, including appreciation:

Type of asset	Adjusted Cost	Accumulated Depreciation	Appreciation	Allowance	Net Plus Appreciation
Plant and equipment	12,669,319	(8,387,369)	3,805,077	(28,414)	8,058,613
Pipelines, networks and lines	5,815,847	(2,382,532)	1,308,374	(54,038)	4,687,650
Works in progress	6,880,408	-	-	-	6,880,408
Buildings	3,336,155	(1,333,777)	1,731,499	(197,572)	3,536,305
Equipment on deposit and in transit	1,169,026	-	-	-	1,169,026
Computer equipment	334,286	(232,654)	21,906	(4,307)	119,231
Transportation equipment and other assets	419,433	(247,412)	65,421	(53,567)	183,876
Land	436,524	-	2,250,321	(9,944)	2,676,901
Total	31,060,998	(12,583,744)	9,182,598	(347,842)	27,312,010

Summary of properties, plant and equipment as at December 31, 2012, including appreciation:

Type of asset	Adjusted Cost	Accumulated Depreciation	Appreciation	Allowance	Net Plus Appreciation
Plant and equipment	15,086,251	(9,800,229)	4,997,112	(64,900)	10,218,234
Pipelines, networks and lines	9,583,770	(3,678,944)	5,374,552	(50,533)	11,228,845
Works in progress	7,397,138	-	-	-	7,397,138
Buildings	3,979,249	(1,447,411)	2,216,476	(199,720)	4,548,594
Equipment on deposit and in transit	1,391,884	-	-	-	1,391,884
Computer equipment	352,223	(234,126)	33,070	(4,462)	146,705
Transportation equipment and other assets	411,919	(233,984)	107,321	(55,797)	229,459
Land	513,093	-	2,805,889	(9,944)	3,309,038
Total	38,715,527	(15,394,694)	15,534,420	(385,356)	38,469,897

There are no restrictions or pledges on assets, nor have they been offered as security. Retirements and sales of property, plant and equipment as at June 30, 2013 generate losses for $702 (net loss $127 in 2012).

Technical appraisals of fixed assets take place every three years in accordance with the stipulations of the of Regime Public Accounting. At the close of 2012, the last technical appraisal of assets was updated by the T.F. Auditores & Asesores firm.

30	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(11)	Natural and Environmental Resources, Net

The balance of natural and environmental resources, net is as follows:

	As at June 30, 2013	As at December 31, 2012
Amortizable oil investments (1)	27,597,671	26,295,849
Less: Accumulated amortization of oil investments	(15,234,406)	(13,745,560)
	12,363,265	12,550,289
Plugging and abandonment, facility dismantling and environmental recovery costs (2)	3,932,528	3,999,267
Less: Accumulated amortization for facility abandonment	(2,177,748)	(2,030,643)
	1,754,780	1,968,624
Reservoirs and appraisals (3)	701,608	701,590
Less: Accumulated depletion	(637,942)	(632,941)
	63,666	68,649
Exploration in progress (4)	1,306,654	1,107,245
Total	15,488,365	15,694,807

Amortization expense charged to results for natural resources and abandonment of facilities at June 30, 2013 amounted to $1,550,506 and $182,232, respectively (2012 - $1,316,633 and $192,828).

(1)	As at June 30, 2013, net capitalizations of oil investments approximately amounted to $1,326,789 (2012 - $3,821,276), mainly in the following fields: Rubiales, Castilla, Chichimene, Casabe, Apiay, Quifa, Cupiagua and Caño Limón.

(2)	Corresponds to abandonment costs of production areas, updated in December 2012.

(3)	The appraisal of reserves is represented by the reservoirs received through the reverting of concession contracts amounting to $490,525, $184,225 and $26,858, administered by Gerencia Magdalena Medio, Gerencia Sur and Gerencia Catatumbo Orinoquía, respectively.

(4)	The increase in 2013 is due to an increase in the execution of non-conventional hydrocarbons, Caño Sur, Oripaya, CPO 9 and 11, CPE 8 and Pastinaca.

(12)	Deferred Charges

The balance of deferred charges is as follows:

	As at June 30, 2013	As at December 31, 2012
Deferred income tax	1,563,630	1,507,035
Equity tax and surtax	476,494	952,987
Other deferred charges, net (1)	910,312	866,999
Total	2,950,436	3,327,021

(1)	Includes investments made in developing the business cooperation contract signed between Ecopetrol and Schlumberger aimed at increasing production at the Casabe field. These investments are amortized based on technical units of field production.

31	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(13)	Other Assets

Detail of other assets is as follows:

	As at June 30, 2013	As at December 31, 2012
Goodwill (1)	2,722,953	2,841,618
Intangible assets, net (brands, licenses, patents and software)	223,714	202,899
Goods acquired through financial leasing	98,887	105,205
Other assets (4)	92,353	94,231
Trust funds (2)	67,150	71,025
National Royalties Fund (from the Spanish Fondo Nacional de Regalías) (3)	73,294	67,815
Deposits given in trust	9,106	19,645
	3,287,457	3,402,438

(1)	As at June 30, 2013, goodwill was comprised by:

Company	Acquisition Date	Goodwill Amount	Amortized Amount	Pending Amortization	Amortization Period (Years)
Propilco S.A.	07/04/2008	327,986	95,858	232,128	17,8
Andean Chemicals	07/04/2008	357,629	104,524	253,105	17,8
IPL Enterprises	17/03/2009	537,093	155,161	381,932	15
Offshore International	06/02/2009	746,670	192,972	553,698	14
Hocol Petroleum Limited	27/05/2009	748,947	181,156	567,791	16
Equión Energía Limited	24/01/2011	972,409	238,110	734,299	10
Total		3,690,734	967,781	2,722,953

As at December 31, 2012, goodwill was comprised by:

Company	Acquisition Date	Goodwill Amount	Amortized Amount	Pending Amortization	Amortization Period (Years)
Propilco S.A.	07/04/2008	327,986	86,572	241,414	17,8
Andean Chemicals	07/04/2008	357,629	94,400	263,229	17,8
IPL Enterprises	17/03/2009	537,093	137,257	399,836	15
Offshore International	06/02/2009	748,986	186,175	562,811	14
Hocol Petroleum Limited	27/05/2009	748,948	157,334	591,614	16
Equión Energía Limited	24/01/2011	972,409	189,695	782,714	10
Total		3,693,051	851,433	2,841,618

32	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(2)	Corresponds to: i) $56,485 for contributions and shares in the National Hydrocarbons Fund (from the Spanish Fondo Nacional de Hidrocarburos) created to support future hydrocarbon investment, exploration and production contracts in smaller fields for projects administered by the Colombia Hydrocarbons Private Capital Fund (from the Spanish Fondo de Capital Privado de Hidrocarburos de Colombia); ii) $1,249 for the Procuraduría Fund, created to fund projects for the general benefit of municipalities near the direct operations at the Cicuco field: Cicuco, Mompox and Talaigua Nueva (the purpose of the trust is to withdraw funds in accordance with the progress of projects to be implemented by the municipalities through contracts with Incoder and the Ministry of the Environment); and iii) $9,416 from the Colpet, Cóndor and Sagoc Fund to deal with potential contingencies in the liquidation of these former subsidiaries.

(3)	Corresponds to deposits of the Oil Savings and Stabilization Fund - FAEP (from the Spanish Fondo de Ahorro y Estabilización Petrolera) in Ecopetrol’s favor to address the remainder of the National Royalties Fund. Its sole purpose is to pay debts and finance development programs and projects in hydrocarbon producing and non-producing municipalities and departments. Ecopetrol makes disbursements as the Ministry of Finance issues the respective approvals.

(4)	Mainly includes: i) Restricted funds amounting to $51,834 ($50,359 in 2012), represented by judicial deposits to pay for labor, civil and tax litigations; and ii) third party property improvements on assets received through concessions for the Colorados and Tumaco wells amounting to $39,526 ($42,897 in 2012).

(14)	Financial Obligations

The balance of financial obligations is as follows:

	As at June 30, 2013	As at December 31, 2012
Current:
Interest payable	111,991	120,349
BOMT contracts - Infrastructure (2)	5,186	9,478
Financial leasing contract - Real estate (3)	887	844
National bank loans (1)	-	444,041
Total current	118,064	574,712
Non - current:
Foreign loans - Bonds (4)	2,893,500	2,652,345
National bank loans (1)	1,839,000	1,155,650
Public credit operations - Issued bonds and securities (5)	1,000,000	1,000,000
BOMT contracts - Infrastructure (2)	98,756	90,525
Capital lease contracts - Real estate (3)	1,931	2,387
Total non - current	5,833,187	4,900,907

(1)	As at December 31, 2012, corresponds to the syndicated loan with eleven national banks for an initial value of $2,220,200, intended to finance the Company’s investment programs. The loan was obtained with the following conditions:

Term:	7 years, including a 2-year grace period
Payment of interest:	Starting in November 2009
Rate:	FTD + 4% (anticipated quarterly rate)
Amortization:	Every six months

33	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Guarantee: Ecopetrol granted a closed pledge over the shock share owened either directly or indirectly on the following companies, thus reaching a 120% coverage of the loan amount. The shares given as guarantee were replaced by another contract between some banks and Ecopetrol on November 17, 2011. The value of the guarantee, according to the intrinsic value of the shares of companies as at December 2012 and translated into Colombian pesos with the TRM in effect at June 30, 2013, is as follows:

Company	Value

Hocol Petroleum Limited	2,909,073
Offshore International Group	489,533
Polipropileno del Caribe S.A.	313,010
Total	3,711,616

The loan was paid off on May 27, 2013 through a debt management and financing operation in local currency with seven Colombian banks for a value of $1,839,000, which is made up by the following operations:

i.	Debt Management Operation: Signed with 7 local banks for a total value of $1,554,140, whereby the balances outstanding of the 2009 syndicated credit were replaced.

ii.	New Resources Operation: Signed with 6 local banks for a total value of $284,860, whereby the investment and general corporate purposes plan is financed.

The new loan was obtained with the following conditions:

Disbursement date:	May 27, 2013
Term:	12 years with a 3-year grace period
Payment of interest:	As of November 2013
Rate:	DTF + 2.5% (quarterly in advance rate)
Amortization:	Every six months

Guarantee: As at June 30, 2013, Ecopetrol is cancelling the guarantees on which it granted a closed pledge for the 2009 syndicated credit. The new credit agreement does not require any guarantee.

Detail of the amortization payments of long-term principal is as follows:

2016	204,333
2017	204,333
2018	204,334
2019	204,333
2021	204,333
2022	204,334
2023	204,333
2024	204,333
2025	204,334
1,839,000
34	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(2)	They correspond to the contract signed on September 19, 2008 between Ecopetrol and Unión Temporal Gas Gibraltar (Montecz S.A., Conequipos ING Ltda., Gasmocan S.A. and Twister BV), whose purpose is focused on financing, design, equipment purchase, supplies, construction, tests, operation and maintenance for a 15-year period of the surface facilities for the treatment of gas from the Gibraltar field owned by Ecopetrol S.A. amounting to USD37 million.

(3)	Corresponds to a financial lease or lease-purchase agreement for real estate under the following conditions as at June 30, 2013:

Type of goods:	4th and 5th floors of the COLGAS building, located at Calle 37 N° 8 - 43, Bogotá
Contract duration:	60 months
Number of pending installments:	5
Value of pending installments:	$2,686(*)
Purchase option amount:	$476
Amortization:	Monthly

(*)	The amount of pending six-monthly installments is estimated by using an FTD (Fixed Term Deposit) rate of 4.11% effective during the week from April 29 to May 5, 2013, last date on which, according to the leasing agreement, the rent value was adjusted.

(4)	On July 23, 2009, the Company issued unsecured and unsubordinated debt bonds (notes) with the right to register them at the SEC, maturing in 2019, amounting to USD1,500 million. Such registration took place on October 6, 2009. The notes were issued under Rule 144A/Regulation S with SEC registration rights.

The terms of the transaction were:

Coupon interest: 7.625%

Insurance premium on the United States Treasury (Make Whole): 50 basis points over US Treasury securities

Interest payment dates are July 23 and January 23 of every year, starting on January 23, 2010
Maturity date: July 23, 2019

The Company must comply with the various standard covenants, including the due and timely payment of interest and capital; no creation of collateral pledges by Ecopetrol and its subordinate companies, except for authorized pledges; and the offer to purchase the bonds in the event of repurchasing for control change, in accordance with the definition thereof in the issuance documents.

(5)	Through Resolution No. 3150 of October 20, 2010, Ecopetrol was authorized by the Ministry of Finance and Public Credit to issue, subscribe and place internal public debt bonds for an amount of up to one billion Colombian pesos to finance Ecopetrol 2010 investment plan. Subsequently, through Resolution No. 2176 of November 11, 2010, the Company obtained the authorization of the Finance Superintendency of Colombia to register its internal public debt bonds at the National Register of Securities and Issuing Agencies, and to place them through public offering.

35	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

The terms of the issuance and placement of the internal public debt bonds are as follows:

Amount placed:	1 billion Colombian pesos
Issuance date:	December 1, 2010
Amortization:	At maturity
Series A:	Bonds denominated in pesos at a variable rate based on the CPI
Redemption term:	5 years	7 years	10 years	30 years
Rate:	CPI + 2.80%	CPI + 3.30%	CPI + 3.94%	CPI + 4.90%
Amount (millions)	$97,100	138,700	479,900	284,300

At present, Ecopetrol S.A. does not anticipate any situation that might represent non-compliance with its obligations in the immediate future.

(15)	Accounts Payable and Related Parties

The balance of accounts payable and transactions with related parties is as follows:

	As at June 30, 2013	As at December 31, 2012
Dividends payable (1)	9,011,715	3,919,102
Suppliers	3,823,803	3,856,184
Related parties (2)	166,849	757,081
National Hydrocarbons Agency - ANH (from the Spanish Agencia Nacional Hidrocarburos)	522,480	245,394
Partner advances	1,006,931	795,990
Deposits received from third parties	431,981	415,541
Miscellaneous creditors	463,902	291,320
Tax withholdings	124,860	208,425
Reimbursement of exploratory costs	34,232	33,944
Total	15,586,753	10,522,981

(1)	Represented by the dividends payable as decreed at the Shareholders’ General Meeting held on March 21, 2013, amounting to $9,008,188, including dividends payable to shareholders who are in arrears in the payment of quotas generated by the purchase of shares, and to whom economic and political rights have been suspended pursuant to Article 397 of the Code of Commerce. Such rights will be reinstated once the payments are up to date.

36	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(2)	Balances and transactions with related parties.

The most representative balances with related parties as at June 30, 2013 and December 31, 2012, in which Ecopetrol holds investments or direct interest, are included in debtors, suppliers and accounts payable as follows:

	Accounts Receivable	Advances Receivable	Accounts Payable
Current:
Refinería de Cartagena S.A.	768,281	-	11
Compounding and Masterbatching (COMAI)	6,114	-	-
Oleoducto de los Llanos Orientales - ODL	1,178	-	4,524
Hocol S.A.	2,031	17,613	7,329
Equion Energía Limited	5,072	44,091	2,481
Ocensa S.A.	3,377	-	135,551
Oleoducto de Colombia S.A.	1,128	15,667	12,824
Polipropilenos del Caribe S.A.	10,503
Oleoducto Bicentenario de Colombia	3,897	-	-
Cenit S.A.	1,989,619	-	1,072
Ecopetrol America Inc.	4	-	3,057
Total current:	2,791,204	77,371	166,849
Non - current:
Refinería de Cartagena S.A. (long term)	1,109,626	-	-
Total non - current:	1,109,626	-	-
Balance as at June 30, 2013	3,900,830	77,371	166,849

	Accounts Receivable	Advances Receivable	Accounts Payable
Current:
Refinería de Cartagena S.A.	745,524	-	77,835
Compounding and Masterbatching (COMAI)	8,690	-	-
Oleoducto de los Llanos Orientales - ODL	2,659	-	817
Hocol S.A.	19,835	16,901	27,637
Equion Energía Limited	49,989	33,448	5,220
Ocensa S.A.	5,279	-	605,474
Oleoducto de Colombia S.A.	16,381	13,402	20,264
Ecopetrol del Perú S.A.	137	-	-
Oleoducto Bicentenario de Colombia	4,842	-	-
Cenit S.A.	51	-	-
Ecopetrol America Inc.	42	-	19,834
Black Gold Re Ltd.(*)	1	-	-
Ecopetrol Oleo e Gas Do Brasil Ltda.	212	-	-
Total current:	853,642	63,751	757,081
Non - current:
Refinería de Cartagena S.A. (long term)	1,109,626	-	-
Total non - current:	1,109,626	-	-
Balance as at December 2012	1,963,268	63,751	757,081

37	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(*) Represents funds received in trust.

The main transactions with related parties during the six-month period ended June 30, 2013 and 2012 are as follows:

	Sales & Services	Rent	Other
Revenue:
Refinería de Cartagena S.A.	2,600,305	-	32,305
Compounding and Masterbatching (COMAI)	64,249	-	602
Hocol S.A.	5,907	-	-
Oleoducto de los Llanos Orientales S.A.	11,729	-	1
Ocensa S.A.	12,682	227	56
Homcol Cayman Inc	102	-	-
Black Gold Re Limited	83	-	24
Oleoducto de Colombia S.A.	4,614	-	-
Equión Energía Limited	6,910	-	5
Santiago Oil Company	218	-	184
Bioenergy S.A.	168	-	-
Oleoducto Bicentenario de Colombia S.A.	9,169	-	4
Cenit Logística y transporte	303,665	-	-
Ecopetrol del Perú	8	-	-
Total for the six-month period ended June 30, 2013	3,019,809	227	33,181

	Sales & Services	Rent	Other
Revenue:
Refinería de Cartagena S.A.	2,680,527	-	27,294
Compounding and Masterbatching (COMAI)	73,472	-	-
Hocol S.A.	7,721	-	1,228
Oleoducto de los Llanos Orientales S.A.	14,913	-	-
Ocensa S.A.	13,694	268	-
Oleoducto de Colombia S.A.	2,700	-	-
Equión Energía Limited	10,540	-	626
Bioenergy S.A.	135	-	-
Ecopetrol Capital AG	2,561	-	-
Oleoducto Bicentenario de Colombia S.A.	5,126	-	-
Total for the six-month period ended June 30, 2012	2,811,389	268	29,148

38	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

	Purchase of Products	Transportation Cost	Other
Expenses:
Refinería de Cartagena S.A.	323,534	-	113
Hocol Petroleum Ltd.	80,526	5,114	56
Equion Energía Limited	12,245	1,393	2,127
Ocensa S.A.	-	728,257	-
Oleoducto de los Llanos Orientales S.A.	-	232,138	180
Oleoducto de Colombia S.A.	-	81,397	-
Cénit Logística y Transporte	-	310,636	-
Ecopetrol America Inc.	826	-	773
Total for the six-month period ended June 30, 2013	417,131	1,358,935	3,249

	Purchase of Products	Transportation Cost	Other
Expenses:
Refinería de Cartagena S.A.	285,803	-	316
Hocol Petroleum Ltd.	-	5,159	-
Equion Energía Limited	15,184	1,839	1,832
Ocensa S.A.	-	278,397	-
Oleoducto de los Llanos Orientales S.A.	-	242,900	-
Oleoducto de Colombia S.A.	-	28,247	-
Compounding and Masterbatching (COMAI)	-	-	5,390
Ecopetrol America Inc.	2,496	-	-
Total for the six-month period ended June 30, 2012	303,483	556,542	7,538

There are no special price conditions or exceptions to market values with related parties. Oleoducto de Colombia S.A. and Ocensa S.A. migrated in January and February, respectively, to a Benefit Center business model. For this reason, these companies charge their customers with a rate regulated by the Ministry of Mines and Energy, which allows them not only to recover their operating costs and expenses but also to obtain profits.

No member of the Board of Directors, Legal Representative or Administrator of the Company is the actual beneficiary of 10% or more of Ecopetrol’s outstanding shares.

In 2013, non-material purchase and/or sale transactions of Ecopetrol shares were made by the following administrators of the Company. Such transactions were duly authorized and disclosed to the market on a timely basis.

Official	Operation	Authorization Minutes

Chairman of the Board of Directors	Sale of 20,311 shares	N° 172, March 15, 2013

39	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(16)	Taxes, Contributions and Duties Payable

Detail of taxes, contributions and duties payable is as follows:

	As at June 30, 2013	As at December 31, 2012
Current tax:
Income tax	3,529,621	6,560,992
National Tax on Gasoline and gasoline surtax (1)	197,138	-
Global tax (1)	-	135,266
Sales tax payable (2)	(241,275)	-
Equity tax	238,247	476,494
Industry and Commerce (Municipal) tax and other minor taxes	33,778	4,689
	3,757,509	7,177,441
Non-current tax:
Equity tax	476,494	476,494
Total taxes	4,234,003	7,653,935

(1)	As a result of the implementation of Act 1607 of 2012, the global tax was eliminated and the National Tax on Gasoline and Diesel Oil (ACPM) was established.

(2)	Corresponds to the balance in favor for VAT prior to filing the tax return corresponding to the third two-month period of 2013.

Income Tax

For taxable year 2013, Act 1607 of December 2012 reduces the income tax rate to 25% and creates the Income Tax for Equality (CREE), which will have a 9% rate for years 2013, 2014 and 2015. As of taxable year 2016, the rate of this tax will be 8%.

Except for some special deductions, as well as for the offset of losses and excesses of presumptive income and the deduction for donations -benefits not applicable to the CREE, this tax basis will be the same taxable basis as that for income tax.

The income tax provision of June 2013 was computed by applying the 35.30% effective tax rate computed for May 2013 to the accounting profit before taxes. This rate includes 25.96% for income tax and 9.34% for the Income Tax for Equality (CREE).

The effect of temporary differences implying the payment of a lower or higher income tax in the current year is accounted for as asset or liability deferred tax, both for the income tax and for the Income Tax for Equality (CREE), as applicable, provided that there is a reasonable expectation that such differences will be reversed for the asset deferred tax, or sufficient taxable income will be generated to recover the tax with regard to the liability deferred tax. The deferred tax is computed at a 34% rate (25% income tax and 9% Income Tax for Equality (CREE)) or a 33% arte (25% income tax and 8% Income Tax for Equality (CREE)), as applicable.

40	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(1)	The expense on the concept of income tax and Income Tax for Equality (CREE) is as follows:

	As at June 2013	As at June 2012
Current income tax	2,573,730	3,772,433
Current income tax - CREE	955,891	-
Income tax of previous periods	(2,727)	28,312
Asset deferred income tax	351,429	(35,784)
Asset deferred income tax - CREE	(408,024)	-
Liability deferred income tax	(285,566)	161,952
Liability deferred income tax - CREE	493,936	-
Total	3,678,669	3,926,913

The asset deferred tax is computed based on the value of accounting provisions not accepted for tax purposes, which are deductible at the time of their utilization, and at the value of asset inflation adjustments originated between 2004 and 2006. The liability deferred tax results from: a) The difference in the policy for amortizing oil investments, which, for accounting purposes, are amortized by using the technical units of production, but, for tax purposes, are amortized by using the straight-line method; b) the difference in the reappraisal of fixed income investments, which, for accounting purposes, are reappraised by the market value, but, for tax purposes, are reappraised by using the straight-line method; and c) the difference in the amortized value of goodwill accelerated for tax purposes starting in 2011.

Income tax returns can be reviewed by the tax authorities for up to two years following filing. To date, the tax return for 2012 is open for review.

At present, there are differences with the DIAN with regard to the computation and payment of the first income tax installment of 2004. It is the DIAN’s view that the value of the surtax for the said year should have been included in the basis for computation. The result of this process will not affect the Company’s cash flow because the DIAN offset the amounts in question directly from balances in favor previously requested for other reasons.

The balance of asset and liability deferred income tax is as follows:

	As at June 30, 2013	As at December 31, 2012
Asset deferred tax:
Opening balance - Income tax	1,507,035	1,519,196
Movement of the year - Income tax	(351,429)	(12,161)
Movement of the year - CREE	408,024	-
Closing balance	1,563,630	1,507,035
Liability deferred tax:
Opening balance - Income tax	1,657,613	1,706,394
Movement of the year - Income tax	(285,566)	(48,781)
Movement of the year - CREE	493,936	-
Closing balance	1,865,983	1,657,613

41	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Transfer Pricing

As of 2004, income taxpayers who had entered into transactions with related parties abroad, and/or with residents of countries considered to be tax havens, are under the obligation of determining, for income tax purposes, their ordinary and extraordinary income, costs and deductions, and assets and liabilities, taking into account the denominated market prices and profit margins for these transactions. Based on the opinion of the Company’s external consultants, no significant changes are expected for taxable year 2013 related to the compliance with the principle of full jurisdiction set out in Article 260-1 of the Colombian Tax Code, and there are no foreseen adjustments to the determination of income tax expenses for the said year.

Equity Tax

Pursuant to Act 1370 of 2009, the value of the equity tax payable was to be registered just once on January 1, 2011 in order to be paid in eight equal installments during 2011, 2012, 2013 and 2014 as established by the National Government.

Based on the above, and in accordance with accounting management decrees, Ecopetrol recognized the value of the equity tax payable, and the corresponding charge to income, for the proportional value corresponding to 2011, 2012 and 2013. The pending balance payable was registered as a deferred charge amortizable during 2014.

(17)	Labor and Pension Liabilities

The balance of labor and pension liabilities is broken down as follows:

	As at June 30, 2013	As at December 31, 2012
Current:
Vacation	82,247	65,773
Premiums, bonuses and allowances	94,516	86,638
Severance payments	26,825	44,669
Salaries and pensions payable	3,538	2,729
Interests on severance payments	1,518	5,007
Other	3,939	2,221
Total current	212,583	207,037
Non - current:
Actuarial liability for health and education (1)	4,189,503	3,992,829
Retirement pensions, joint ventures	67,789	71,052
Total non – current	4,257,292	4,063,881
Total	4,469,875	4,270,918

42	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(1)	Actuarial computations for health and education were prepared by applying the Mortality Tables updated in 2010 and by using a technical interest rate of 4.8%. In order to estimate the value of future fringe benefits for these items, an increase of 4.755% was used (2012 inflation), corresponding to the average inflation rate recorded by the National Administrative Department of Statistics – DANE (from the Spanish Departamento Administrativo Nacional de Estadística) during the three years prior to the year of computation, plus an additional percentage of 1.5%, taking into consideration the actual growth of the company. In order to estimate the 2013 reserve update, the CPI of the immediately preceding year was used (2.44%) plus the additional percentage (1.5%). As a result of the change in the accounting amortization principle that occurred in 2010, it is estimated that there will be a portion pending amortization corresponding to 6% at the closing of 2013. As at June 2013, such portion is equivalent to $345,921.

The amortized actuarial liability for health liabilities is as follows:

Concept	As at June 30, 2013	As at December 31, 2012
Actuarial computation of health liabilities	4,142,351	4,062,323
Less - Actuarial computation pending amortization	(345,921)	(454,973)
Amortized actuarial liability	3,796,430	3,607,350

The difference in the amortized actuarial liability is as follows:

	As at June 30, 2013	As at December 31, 2012	Difference
Health:
Active personnel	422,947	401,883	21,064
Retirees	3,373,483	3,205,467	168,016
Education:
Active personnel	38,480	37,736	744
Retirees	354,593	347,743	6,850
Total:	4,189,503	3,992,829	196,674

(18)	Estimated Liabilities and allowances

The balance of estimated liabilities and allowances is as follows:

	As at June 30, 2013	As at December 31, 2012
Current:
Provision for legal proceedings (1) (see note 30)	781,869	770,922
Provision for pension liabilities (2)	500	500
Provision for abandonment, facility dismantling and environmental recovery costs (3)	(28,856)	1,358
Other provisions - CP	55,678	269,518
Provisions for contingencies (4)	464,564	92,561
Total current	1,273,755	1,134,859
Non - current:
Provision for abandonment, facility dismantling and environmental recovery costs (5)	3,736,102	3,802,841
Provisions for Community Members (6)	451,107	424,500
Total non - current	4,187,209	4,227,341
Total	5,460,964	5,362,200

43	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(1)	The movement in the provision for legal proceedings as at June 30, 2013 is as follows:

	Number of Proceedings	Provision Amounts
December 31, 2012 opening balance	673	770,922
Additions, (new provisions)	118	19,650
Recovery from transfer of proceedings	(7)	(1,381)
Uses	-	(7,322)
June 30, 2013 closing balance	784	781,869

The movement in the provision for legal proceedings as at December 31, 2012 is as follows:

	Number of Proceedings	Provision Amounts
January 1, 2012 opening balance	812	682,158
Additions, (new provisions)	309	402,044
Recovery from transfer of proceedings	(446)	(307,789)
Uses	(2)	(5,491)
December 31, 2012 closing balance	673	770,922

(2)	Corresponds to the estimated pension amounts, pending payment, for people who joined Ecopetrol after January 29, 2003 (Act 797 of 2003) and until the first quarter of 2004, who are covered by the General Pension Scheme (from the Spanish Régimen General de Pensiones).

(3)	The decrease corresponds to $30,214 mainly used in the following fields: La Cira, Casabe, Guajira, Tibu, Lisama, Teca-Cocoma, Tesoro, Llanito, Galán, Yariguí-Cantagallo, and Nutria.

The following shows the movements in the provisions for short term abandonment, facility dismantling and environmental recovery costs:

	As at June 30, 2013	As at December 31, 2012
Opening balance:	1,358	89,193
Update studies on well abandonment costs	-	(18,737)
Short-term update	-	29,868
Uses	(30,214)	(98,966)
Closing balance	(28,856)	1,358

(4)	Represented by: (i) $28,395 for potential PDVSA claims for payment of works to clean up and decontaminate Lake Maracaibo in Venezuela, and $71,108 for situations with environmental implications; (ii) $154 corresponding to the success-based fees for the representative in the litigation against Ecopetrol S.A. initiated by Industrias Crizasa; and (iii) $364,907 for provisions created in order to anticipate potential events of nature and other that may affect transportation facilities and impact the regions where there is presence. As of January 2012, three large scale projects are created: Dosquebradas Project, Integrity Program, and Contingency Program.

44	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(5)	The movements of the provision for long-term abandonment, facility dismantling and economic recovery costs is as follows:

	As at June 30, 2013	As at December 31, 2012
Opening balance	3,802,841	3,566,262
Additions, updates - (Decreases)	-	266,447
Short-term transfers	-	(29,868)
Retirement of assets	(66,739)	-
Closing balance	3,736,102	3,802,841

(6)	Includes the interim relief ordered by the Council of State in its decree of June 24, 1994 in the invalidity action brought by the Ministry of Mines and Energy against Comuneros (community members) of Santiago de las Atalayas and Pueblo Viejo de Cusiana, corresponding to the attachment and seizure of the payments to be made by Ecopetrol for royalties, based on Royalty contracts No. 15, 15A, 16 and 16A, declared null and void by the Council of State in its ruling of September 13, 1999, in which it was ordered that said interim relief should be cancelled and that the attached and seized amounts should be handed over to the State – the Ministry of Mines. Ecopetrol has capacity as receiver. Of said amount, $90,752 corresponds to the value initially recognized by Ecopetrol, as well as the valuation of the fund containing the resources; $333,748 corresponds to generated interest. In a ruling on December 12, 2012, notified by edict on January 21, 2013, the Council of State declared that the special plea for reconsideration filed by the Comuneros was dismissed. Said special plea for reconsideration was filed on December 13, 1999 by the Comuneros..

(19)	Other Long-term Liabilities

The balance of other long-term liabilities is as follows:

	As at June 30, 2013	As at December 31, 2012
Credit deferred income tax	1,865,983	1,657,613
Advances received from Ecogas for BOMT’s	335,928	369,517
Other liabilities	43,275	76,685
Total	2,245,186	2,103,815

(20)	Shareholders’ Equity

Subscribed and Paid Capital

Ecopetrol’s authorized capital amounts to $15,000,000, and is comprised by 60,000,000,000 ordinary nominative shares at a $250 pesos par value each. 41,116,698,456 of such shares have been subscribed represented by 11.51% of non-controlling interest and 88.49% held of shareholders from Government entities. The value of the reserve shares amounts to $4,720,825 comprised by 18,883,301,544 shares.

45	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Additional Paid-in Capital

Mainly corresponds to: (i) The surplus with regard to its par value derived from the sale of shares upon capitalization in 2007 amounting to $4,700,883; (ii) $31,225 corresponding to the value generated by placing shares on the secondary market, arising from the execution of guarantees from debtors in arrears in accordance with the stipulations of Article 397 of the Code of Commerce; and (iii) the surplus over the par value arising from the sale of shares awarded in the second round, which took place in September 2011, amounting to $2,222,441.

Detail of the additional paid-in capital is as follows:

	As at June 30, 2013	As at December 31, 2012
Additional paid-in capital s	6,954,549	6,954,549
Additional paid-in capital receivable	(292)	(302)
Total	6,954,257	6,954,247

Summary of valuations and Surplus on Concept of valuations

	As at June 30, 2013	As at December 31, 2012
Properties, plant and equipment (i):
Plant and equipment	3,805,077	4,997,112
Buildings	1,731,499	2,216,476
Land	2,250,321	2,805,889
Pipelines and lines	1,308,374	5,374,552
Transportation equipment and other assets	65,421	107,321
Communication and computer equipment	21,906	33,070
	9,182,598	15,534,420

	As at June 30, 2013	As at December 31, 2012
Variable yield investments:
Investments in mixed economy companies	710,229	647,119
Investment in Government companies	376,517	496,125
	1,086,746	1,143,244
Total	10,269,344	16,677,664

(i)	As at June 30, 2013, valuations of property, plant and equipment decrease by $6,351,822 mainly for the transfer of pipelines and lines to CENIT.

Equity Reserves

The legal reserve is made up of 10% of net income and can be used to offset losses or distribute in the event of liquidating the Company.

On March 21, 2013, the results for 2012 were considered by the General Assembly of Shareholders, at which it was decided not to increase the legal reserve since it currently represents 50% of the subscribed and paid capital.

46	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Similarly, increases were made in the reserves for compliance with Regulatory Decree 2336 of 1995 (reappraisal at market prices) for $215,406. From such amount, the reserves accumulated as at December 31, 2012 amounting to $1,829,362 were also released; and the reserves for executing investment projects amounting to $2,628,878 were increased, as well as $1,260,000 for performing infill drilling campaigns, and $1,338,204 for unrealized profits of the Business Group. Additionally, reserves amounting to $605,135 were released to strengthen transportation infrastructure.

Detail of reserves is as follows:

	As at June 30, 2013	As at December 31, 2012
Legal reserve	5,139,587	5,139,587
Occasional reserves for investment programs	9,945,733	5,323,786
Regulatory Decree 2336 of 1995	215,406	1,829,362
Total	15,300,726	12,292,735

Incorporated Institutional Equity

Corresponds to the product of commercial activity mainly linked to the following associates contracts: Nare; Matambo; Garcero; Corocora; Estero; Caracara; Sardinas 6, Remache Norte 3, Abejas 3, Jaguar T5 and T6 wells; Orocué; the Guarilaque 7 well; Campo Rico; Candalay, Jordán 5, Remache Norte 2 and 5, Abejas 2 and Vigia wells; and the incorporation of the Cocomá materials warehouse.

Effect of Applying the Government Accounting Regime - RCP (from the Spanish Régimen de Contabilidad Pública)

Corresponds to the transfer of negative balances derived from devaluations of property, plant and equipment, as established by the Public Accounting Regime - as from 2008.

This heading also shows responsibilities pending decision arising from proceedings on loss of materials, through enforcement of the process established in the above-mentioned standard.

(21)	Memorandum Accounts

Detail of memorandum accounts is as follows:

	As at June 30, 2013	As at December 31, 2012
Debtor memorandum accounts:
Exploitation rights - Decree 727 of 2007 (1)	71,875,645	65,885,263
Other contingent rights and debtor accounts (2)	32,959,521	25,276,301
(Deductible and non-deductible) costs and expenses	22,890,984	22,033,048
Pension-related autonomous equity (3)	11,592,849	11,866,064
Securities given in custody and guarantee	1,776,797	5,549,724
Implementation of investment projects	31,484	129,455
Legal proceedings	724,515	648,581
Total	141,851,795	131,388,436

47	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

	As at June 30, 2013	As at December 31, 2012
Creditor memorandum accounts:
Legal proceedings	35,026,321	33,504,773
Goods received in custody (4)	29,997,253	27,328,905
Contractual guarantees (5)	29,013,405	14,327,340
Pension-related autonomous equity (7)	12,081,316	11,730,386
Non-tax liabilities	10,660,393	9,821,795
Other contingent liabilities (6)	3,244,490	3,242,524
Potential liabilities - pension liabilities (7)	611,654	809,596
Non-taxed income	5,567,612	5,821,444
Mandate agreements (8)	1,380,177	1,416,574
Administration funds - Decrees 1939 of 2001, and 2652 of 2002	973,564	973,565
Future BOMT payments	67,244	108,769
Total	128,623,429	109,085,671

(1)	Reserves evaluated as at December 31, 2012 based on the volumes in the audited reserves study and applying the average price set by SEC approved regulations.

On March 7, 2007, Decree 727, which replaced Decree 2625 of 2000, was issued featuring the regulations for valuating reserves and accounting for the Nation’s hydrocarbon reserves in the Company’s financial statements. The decree also establishes that the value of the hydrocarbon exploration or production rights it owns must be recorded. This value is recorded under memorandum accounts, in accordance with the opinion provided by the National Accounting Office - CGN (from the Spanish Contaduría General de la Nación); however, the memorandum accounts are not part of the Company’s balance sheet.

(2)	The balance corresponds mainly to the following: (i) The balance of tax memorandum accounts amounting to $30,224,255, which reflect the differences between the values of both equity and income statement accounts taken from the 2012 tax return, and the accounting balances. The differences are derived from concepts such as valuating, allowance not accepted for tax purposes, the difference in the amortization method for oil investments, which is done by using the units of production method for accounting purposes, and by using the straight-line method for tax purposes, and the effect of the adjustment for inflation, amongst other, (ii) securities in custody amounting to $2,253,560 and (iii) Other contingent rights, mainly for recognition of the right linked to high prices for the Quifa contract amounting to $481,706.

(3)	Reflects the contingent right (debtor account) on resources placed in the pension-related autonomous trust, to pay transferred pension liabilities, in order to control the existence of liquid resources in the autonomous equity fund. The value transferred at June 30, 2013, amounting to $11,592,849 ($10,092,528 on the date of transfer, December 31, 2008), corresponds to the pension liability for monthly pension payments, shares and pension bonds; the amounts tied to health and education remain within Ecopetrol’s pension liability. The transferred resources, and their yields, cannot change destination or be returned to the Company until all pension liabilities have been fulfilled.

48	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Detail of pension-related autonomous pension trust funds is as follows:

	As at June 30, 2013	As at December 31, 2012
Consorcio Ecopensiones 2011	3,045,580	2,855,165
Porvenir S.A.	2,555,738	2,609,500
Consorcio Pensiones Ecopetrol 2011	2,088,883	2,151,960
Unión temporal Skandia-HSBC	1,832,099	2,142,634
Consorcio Bogotá-Colpatria-Occidente	2,070,549	2,106,805
Total	11,592,849	11,866,064

(4)	Includes, mainly, the value of royalties corresponding to the balance of Ecopetrol reserves, amounting to $29,698,047 (2012 - $27,222,901), computed according to SEC-approved regulations. This heading also includes the inventories of products sold and materials pending delivery to clients, amounting to $37,447 (2012 - $37,203), as well as goods received in concession custody: Coveñas, $41,660; Pozos Colorados, $21,058; and Tumaco, $6,083 (2012 - $41,660; $21,058 and $6,053, respectively).

(5)	Includes contracts pending execution, in Pesos, Dollars and Euros, updated at the representative market rate as at June 30, 2013, amounting to $23,898,764 (2012 - $14,327,340); and standby letters of credit guaranteeing contracts signed by Ecopetrol, amounting to $855,409 (2012 -$327,705).

The financial closing for awarding two contingent guarantees to Refinería de Cartagena S.A. - Reficar by Ecopetrol was carried out on December 30, 2011. Such guarantees are part of the financial support granted by a group of Export Credit Agencies and by commercial banks for the project of expansion and modernization of Refinería de Cartagena. The financing structure is of the Finance Project type with a maximum repayment term of 14 years, counted as of the six months following the date of the Project termination. For the Project financing purposes, Ecopetrol granted to Reficar: i) A contingent guarantee for the resources necessary to complete the project (USD2.000 million, equivalent to $3,858,000 at the Market’s Representative Exchange Rate of June 30, 2013); and (ii) a contingent guarantee for the payment of eventual amounts that could be needed by Reficar for the debt service between June 2013 and July 2014 (USD208 million, equivalent to $401,232 at the Market Representative Exchange Rate effective at June 30, 2013).

(6)	Includes, mainly, the closed pledge on the shares held by Ecopetrol S.A. directly or indirectly in Hocol Petroleum Limited, Offshore International Group, and Polipropileno del Caribe S.A., with 120% coverage of the credit amount granted by the national bank (see note 14(1)).

(7)	Made up of the value of the actuarial computation of monthly pension payments, shares and bonds as at June 30, 2013, plus the percentage of amortization of the 2010 reserve that arose from change in the accounting principle for amortization. As at June 30, 2013, the amortizable reserve was 4%, equivalent to $611,654.

49	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

The balance of the amortized actuarial liability is as follows:

Concept	As at June 30, 2013	As at December 31, 2012
Actuarial computation of the liability for monthly pension payments and pension bonds	12,692,970	12,539,982
Less - Actuarial computation pending amortization	(611,654)	(809,596)
Amortized actuarial liability	12,081,316	11,730,386

The balance of pension-related autonomous trust funds, the value of the actuarial reserve, and the amortized value of the pension liability for monthly payments are included in memorandum accounts.

The actuarial computation was carried out by using a technical interest rate of 4%. The increase in salaries, pensions in cash and pensions in kind was computed by using the average inflation rate as determined by the National Statistics Administration Department (From the Spanish Departamento Administrativo Nacional de Estadística - DANE), during the three years immediately preceding the computation year.

As at December 31, 2012, 13,210 people were covered in the actuarial computation, 19,528 were covered in the actuarial computation of health care and education, and 13,907 were covered in pension bonds.

(8)	Includes the value of assets received in custody from Refinería de Cartagena S.A. in fulfillment of obligations acquired under the mandate contract signed between Ecopetrol and that Company to operate the refinery, namely: product inventories amounting to $415,108 (2012 - $429,108), materials inventory amounting to $30,269 (2012 - $30,269), and property, plant and equipment amounting to $934,800 (2012 - $957,197).

50	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(22)	Revenues

The balance of revenues is comprised is as follows:

	For the six-month period ended
	June 30, 2013	June 30, 2012
Domestic sales:
Mid-distillates	4,620,116	4,436,060
Gasoline	2,538,772	2,552,536
Services	785,067	775,850
Other products	621,439	626,415
Crude (1)	592,041	226,574
Natural gas	525,827	484,277
L.P.G. and propane	175,621	275,845
Asphalts	173,484	195,669
	10,032,367	9,573,226
Recognition of price differential (2)	237,858	429,524
	10,270,225	10,002,750
Foreign sales:
Crude (1)	17,705,748	18,061,908
Fuel oil	1,711,402	1,572,748
Natural gas (1)	297,631	347,446
Propylene	64,520	73,472
Diesel	23,231	-
Other products	13,228	19,301
Gasoline and turbo fuel	8,531	163,809
	19,824,291	20,238,684
Total revenues	30,094,516	30,241,434

(1)	Since 2010, crude oil and natural gas sales to Refinería de Cartagena and propylene sales to Comai have been recorded as foreign sales as they are originated in a free zone. In 2013, $2,524,265 (2012 - $2,518,555) in crude oil sales, $32,221 (2012 - $44,030) in natural gas sales, $64,520 (2012 $80,365) in LPG and propylene sales were recognized to results.

(2)	Corresponds to the application of Decree 2713 of 2012, which defined the procedure for in price differentials (value generated by the difference between parity price and regulated price, which can be positive or negative).

51	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(23)	Cost of Sales

A breakdown of the cost of sales is as follows:

	For the six-month period ended
	June 30, 2013	June 30, 2012
Variable costs:
Hydrocarbon purchases - ANH (1)	3,966,844	4,506,736
Imported products (2)	3,764,757	3,741,356
Hydrocarbon transportation services	1,967,793	998,240
Purchase of crude in association and concession contracts	1,784,082	2,155,646
Amortization and depletion	1,732,738	1,551,439
Purchases of other products and gas	494,564	440,625
Initial inventory less final inventory	194,493	(660,605)
Processing materials	124,568	117,943
Electric power	110,682	87,168
Volume adjustments and other allocations	(70,509)	(77,442)
Total variable costs	14,070,012	12,861,106
Fixed costs:
Services contracted in associations	1,048,163	845,442
Maintenance	664,369	551,297
Depreciation	643,184	613,440
Labor costs	578,782	490,788
Contracted services	564,370	492,414
Taxes and contributions	217,577	85,165
Operating materials and supplies	145,849	108,966
Non-capitalized project costs	141,543	145,002
Amortization of deferred charges, intangible assets and insurance policies	38,925	43,957
General costs	27,580	22,772
Amortization of the actuarial computation for health and education	18,964	14,299
Total fixed costs	4,089,306	3,413,542
Total cost of sales	18,159,318	16,274,648

(1)	Corresponds to Ecopetrol’s crude oil and gas purchases from the ANH derived from domestic production, both by the Company in direct operations and by third parties.

(2)	Corresponds mainly to purchases of very low sulfur diesel oil and diluents agents to facilitate the transportation of heavy crude oil.

52	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(24)	Operating Expenses

A breakdown of operating expenses is as follows:

	For the six-month period ended
	June 30, 2013	June 30, 2012
Administration:
Amortizations (1)	148,392	145,574
Labor expenses	117,145	90,992
General expenses	50,320	53,027
Depreciations	7,645	11,303
Amortization of the actuarial computation for health and education	1,225	883
Rentals and leases	285	1,322
Taxes	99	80
Maintenance	-	7
	325,111	303,188
Marketing and projects:
Taxes	659,340	643,944
Covenants for support of public security	156,723	128,585
Operating provisions, net (4)	148,290	233,724
Exploration expenses (2)	141,095	95,253
Labor expenses	124,114	103,431
General expenses	113,945	93,184
Project expenses (3)	79,997	259,885
Customs operation	60,170	44,737
Audit installment	26,566	34,392
Contributions and donations	26,294	14,755
Loss of fuel	20,589	24,812
Transportation via gas pipeline and freight	12,626	66,206
Maintenance	6,752	7,013
Previous periods	(18,795)	(166,477)
	1,557,706	1,583,444
Total operating expenses	1,882,817	1,886,632

(1)	During 2013, $137,163 (June 30, 2012, $137,305), corresponding to the goodwill of Propilco, Ocensa, Hocol, Offshore and Equión, was amortized.

(2)	Exploration expenses as at June 30, 2013 on the concept of unsuccessful explorations amounted to $17,412. The most significant ones were: Dry wells for $14,330 (Nunda, $6,300; Embrujo, $5,721; Pecari, $2,722; and Reto, $1,830), seismic studies for $53,452, viability studies for $26,183, and entries not subject to capitalization for $44,048.

(3)	Project expenses related to the construction of the pumping station San Fernando-Monterrey for $47,376, new Refining schemes for $9,882, advanced biofuel project for $5,643, and potential evaluations of bituminous sands, and heavy crude oil for $7,030.

53	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Detail of operating provisions is as follows:

	For the six-month period ended
	June 30, 2013	June 30, 2012
Transfer of pension liabilities	157,687	294,456
Debtors	26,656	11,701
Litigations	24,981	191,128
Inventories - products and materials	3,382	-
Property, plant and equipment	1,182	19,166
Investments	13	-
	213,900	516,451

(4)	Detail of the recovery of operating provisions is as follows:

	For the six-month period ended
	June 30, 2013	June 30, 2012
Property, plant and equipment	37,554	138,575
Variable bonds	20,829	-
Abandonment costs	3,669	134,970
Debtors	1,974	-
Litigations	1,381	135,247
Environmental contingencies	203	-
Other	-	6,170
Inventory of products and materials	-	2,735
	65,610	417,697
Net	148,290	98,754

(25)	Financial Income (Expenses), Net

Detail of financial income (expenses), net is as follows:

	For the six-month period ended
	June 30, 2013	June 30, 2012
Income:
Foreign exchange gain (1)	1,354,358	2,230,730
Yields and interests	117,314	209,647
Dividends in cash	66,576	32,541
Profit from appraisal of investment portfolio	48,540	89,852
Hedging operations (2)	916	3,682
	1,587,704	2,566,452
Expenses:
Foreign exchange loss (1)	1,305,481	2,642,254
Interest	190,583	178,412
Other minor expenses	22,735	1,199
Hedging operations (2)	1,667	3,184
	1,520,466	2,825,049
Net	67,238	(258,597)

54	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(1)	The accumulated profit for net exchange differences as at June 30, 2013 was $48,877 (June 30, 2012 - loss for $411,524), is mainly due to the effect of the peso devaluation. The accumulated variation of the rate as of June 30, 2013 was of 9,1%.

(2)	The results of hedging transactions for the six-month period ended June 30, 2013 and 2012 correspond to those derived from exchange rate derivatives.

(26)	Pension Expenses

Detail of pension expenses is as follows:

	For the six-month period ended
	June 30, 2013	June 30, 2012
Amortization of actuarial computation and pensions (1)	174,866	176,122
Health care services	109,012	97,155
Education services	31,030	32,519
	314,908	305,796

(1)	In December 2012, the actuarial computation study was updated. The actuarial computations of health care and education were prepared applying the mortality tables updated in 2010 and using the technical interest rate of 4,8%. In order to estimate the value of these items’ future benefits, an increase of 4,755% was used, corresponding to the 2012 inflation rate plus an additional percentage of 1,5%, taking into consideration the Company’s growth.

(27)	Inflation Gain

Corresponds to the net amortization as of June 30, 2012 for a value of $10,735; in 2013 it does not exist since the amortization of the deferred monetary correction ended in December 2012.

(28)	Other Income (Expenses), Net

Detail of other income (expenses), net is as follows:

	For the six-month period ended
	June 30, 2013	June 30, 2012
Other income:
Profit on sale of materials and property, plant and equipment (1)	184,143	1,585
Deferred BOMT income	64,165	62,645
Recovery of collection expenses	34,536	40,276
Other minor revenues	3,758	2,345
Compensation received	2,910	5,605
Income from services	1,744	1,484
Recovery of payroll expenses	987	1,002
	292,243	114,942
Other expenses:
Gas pipeline availability under BOMT contracts	52,155	55,340
Inter-administrative agreements and social investment	22,564	46,197
Loss in fixed assets writes-off	20,143	114
Other minor expenses	7,122	4,959
	101,984	106,610
Net	190,259	8,332

55	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(1)	Corresponds mainly to $154,844 profit for divestment of fields El Difícil, Guarimena and Entrerríos related to assignment of rights and retirement of assets in June 2013.

(29)	Results from subsidiaries, Net

The results of the application of the equity method to subsidiaries and significant influence companies for the six-month periods ended June 30, 2013 and 2012, were as follows:

	For the six-month period ended
	June 2013	June 2012

Cenit - Transporte y logística de hidrocarburos (1)	386,353	-
Hocol Petroleum Company	134,294	267,638
Ecopetrol Pipeline International Limited (2)	182,642	12,813
Equion Energia Limited	124,296	204,471
Ecopetrol Capital AG	15,659	31,775
Invercolsa	23,805	1,465
Black Gold Re Limited	6,651	12,675
Ecodiesel Colombia S.A.	5,495	316
Offshore International Group	6,138	48,881
ODL Finance S.A.	-	18,590
Ocensa S.A.	-	13,388
Serviport (2)	-	1,414
Ecopetrol America Inc.	-	(4,450)
Oleoducto de Colombia S.A.	-	7,600
Oleoducto Bicentenario de Colombia S.A.	-	(3,368)
Ecopetrol del Perú S.A.	-	(6,180)
Ecopetrol Oleo e Gas Do Brasil Ltda.	-	(117,756)
Polipropileno del Caribe S.A.	(2,548)	7,500
Refinería de Cartagena S.A.	(87,601)	(25,383)
Andean Chemicals Ltd.	(90,299)	(22,099)
Ecopetrol Global Energy (3)	(271,697)	(38,674)
Net Result	433,188	410,616

(1)	The investment in CENIT includes the participation in Ocensa S.A, Oleoducto de Colombia S.A., ODL Finance S.A, Oleoducto Bicentenario de Colombia S.A. and Serviport.

(2)	ECP Transportation Investments and Ecopetrol Transportation Company were merged into Ecopetrol Pipeline International Limited.

(3)	The investment in Ecopetrol Global Energy includes the participation in América Inc, Ecopetrol Oleo e Gas Do Brasil Ltda and Ecopetrol del Perú S.A.

56	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

(30)	Contingencies

The following is a summary of the most significant legal proceedings with claims above $10,000 million pesos, for which allowances have been recognized, in accordance with the evaluations of the Company’s internal and external advisors, as at June 30, 2013 and December 31, 2012:

Proceeding	Suit	Provision Amount as at June 30, 2013	Provision Amount as at December 31, 2012

Garcero partnership contract	Class action suit against Ecopetrol S.A., the Nation, the Ministry of Mines and others, on the extension of the Garcero partnership contract.	155,184	155,184

Municipalities of Aguazul and Tauramena	Class action suit. Contributions to the solidarity and electric-power-generation income redistribution fund, pursuant to Law 142 of 1994.	220,044	220,044

Municipality of Arauca	Class action suit. Contributions to the solidarity and electric-power-generation income redistribution fund, pursuant to Law 142 of 1994.	283,010	283,010

Salary impact suit – saving stimulus	Apply the salary impact to the amounts paid under the saving stimulus scheme and consequently reassess fringe benefit payments (legal and extralegal) and monthly pension payments, from the date at which Ecopetrol S.A. began recognizing it.	18,689	18,689

As at June 30, 2013, the balance of the allowance for legal proceedings was $781,869 (December 31, 2012 - $770,922).

(31)	Commitments

Gas Supply Contracts

In addition to existing contracts, the Company has entered into new gas sale or supply contracts with third parties, such as, Gas Natural S.A. E.S.P., Gecelca S.A. and Empresas Públicas de Medellín E.S.P. At June 2013, Ecopetrol had sold an average of 541.98 GBTUD in the amount of $818,263 (2012 - $1,519,631) million Colombian pesos (including exports).

57	(Continued)

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

Ship or Pay Contracts

Ecopetrol S.A. and ODL Finance S.A. have signed the following Ship or Pay contracts: i) the first contract is an agreement that supports the five-year debt obligation (Financial Tariff) with Grupo Aval. All payments are collected in a trust fund, from which the debt amortization payments are made. This contract was replaced by a new one, subscribed in May 2010, for a seven-year term to reflect the new terms agreed with Grupo Aval, and ii) the second contract backs a securitization process (securities-related autonomous trust) for a seven-year term. The securities are administered from their issuance date by an autonomous trust fund structured for that purpose, to which the rights for invoicing, collecting and paying the securities holders have been assigned.

Under the first ship or pay contract, ODL Finance S.A. is committed to transport 75,000 barrels of crude a day during the two-year grace period for the facility, and 90,000 barrels of crude oil per day during the subsequent five years. Under the second contract, ODL Finance S.A. is committed to transport 19,500 barrels of crude during the first phase of the construction project (which began operations in September 2009) and 39,000 barrels of crude oil a day from the beginning of the second phase, which took place in the first quarter of 2010.

Bicentenario Ship or Pay Contract for Crude Oil Transportation

In order to finance the construction Stages 0 and 1 of the Bicentenario oil pipeline, crude oil transportation contacts were signed, creating the obligation on the part of the respective shareholder or affiliate to ship crude oil under its ownership: (i) from the Araguaney station to Coveñas, (ii) under the ‘ship or pay’ modality, and (iii) up to the capacity of the shareholder, determined by its share in Bicentenario, which will depend on the contracted capacity of all Bicentenario’s shareholders and/or affiliates, and which shall not be less than 110,000 bpdc.

In exchange for the shipping service, the shareholder or its affiliate must pay a fixed monthly fee, even if no barrels at all are shipped, from one of the following dates, whichever comes first: (i) The date in which the oil pipeline begins operation or (ii) 12 months from the date of the first disbursement of the syndicated loan, namely July 5, 2013. The right to receive the fee under the ship or pay modality was assigned to an autonomous trust fund created for the purpose of administering and making payments.

The contracts will initially be in effect from the date of the first payment of the fee, or the date of the beginning of service, whichever takes place first, and will end on either (a) 12 years after the beginning of the period, or (b) the day on which all of the obligations under the contract have been discharged, whichever comes last. Once the above period has been completed, the contract will be in effect for an additional period of 20 years.

(32)	Subsequent events

Issuance and Placement of Bonds

The Board of Directors of Ecopetrol S.A. in its ordinary meeting of July 12, 2013 issued the following approvals with respect to the Company’s financing operations:

It approved the final versions relating to the regulations and the issuance and placement prospectus of internal public debt bonds and commercial papers of Ecopetrol S.A.

It authorized Management to carry out the necessary actions for the renewal with the SEC, and to initiate all processes with the local and international authorities for the structuring, issuance and placement of public debt securities of Ecopetrol S.A. in the international market for up to US$3 billion.

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